
Allied
HEALTHCARE PRODUCTS INC.


07079928

October 8, 2007

To our shareholders:

Continued price competition and sluggish sales characterized fiscal 2007. We were able to selectively increase prices to recover margins lost to higher material costs in 2006. However, we were not able to build stronger sales except in international markets where we achieved almost 9 percent growth over 2006.

For the year ending June 30, 2007, Allied earned net income of $1,641,600, or 21 cents per share, a performance essentially unchanged from the prior year's $1,648,600, or 21 cents per share.

For the year, sales declined about $1.04 million, or 2 percent, compared to 2006. We were able to offset this decline through a combination of price increases and cost controls, resulting in pre-tax income for 2007 that was about $400,000, or 18.5 percent, more than 2006. However, taxes for 2007 exceeded those of 2006 by a little more than $400,000, more than offsetting the increase in pre-tax income.

Despite increases in inventory in 2007, Allied improved its cash balance by about $1 million, bringing total cash to more than $3.6 million at the end of the fiscal year.

In 2008, we will renew our focus on building sales. In international markets, we expect to continue to benefit from the dollar's decline. In domestic markets, we have strong new product offerings for the emergency care market and plan to give more attention to dealers in the homecare market. In all markets, we plan to hold our pricing and rapidly support any upward price movements by competitors to preserve the profit margins that we managed to improve in 2007.

In operations, we will continue to leverage our expertise in expense control and negotiations with material suppliers to reduce our costs in 2008 as we did in 2007.

We know that 2008 will not be an easy year. However, we believe we have the plans and people in place to capitalize on progress we made in 2007.

We thank Allied shareholders for their continued support.

Sincerely,

Earl R. Refsland
President and CEO

John D. Weil
Chairman



FINANCIAL HIGHLIGHTS

	For Years Ended June 30		
	2007	2006	2005
	(Dollars in thousands, except per share data)		
Operating Results			
Net sales	$56,501	$57,546	$56,120
Operating income	2,421	2,140	2,608
Income before income taxes	2,556	2,156	2,442
Net income	1,642	1,649	2,341
Net income as a % of sales	2.9%	2.9%	4.2%
Financial Position			
Working capital	$17,269	$14,644	$12,250
Total assets	51,318	49,330	46,097
Total debt	—	—	—
Stockholders' equity	42,485	40,660	38,862
Current ratio	3.50:1	3.03:1	2.97:1
Debt to equity ratio	—	—	—
Per Share Data			
Net income — Basic	$ 0.21	$ 0.21	$ 0.30
Net income — Diluted	$ 0.20	$ 0.20	$ 0.29

Executive Officers

Earl R. Refsland
President and Chief Executive Officer

Daniel C. Dunn
Vice President — Finance and Chief Financial Officer

R. Brad Harris
Vice President — Operations

Eldon P. Rosentrater
Vice President — Administration

Richard A. Setzer
Vice President — Sales and Marketing

Form 10-K

A copy of the annual report on Form 10-K for the year ended June 30, 2007, which was submitted by Allied Healthcare Products, Inc. to the Securities and Exchange Commission, is included with this letter. Additional copies can be obtained by any shareholder of the company, at no charge, upon request in writing to:

Investor Relations
Allied Healthcare Products, Inc.
1720 Sublette Avenue
St. Louis, Missouri 63110
(314) 771-2400 Fax: (314) 771-0650

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year June 30, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to


SEC MAIL PROCESSING
RECEIVED
OCT 15 2007
WASH. DC
160
SECTION

Commission File Number 0-19266

Allied Healthcare Products, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**25-1370721**
(State or other jurisdiction of Incorporation or organization)	*(I.R.S. employer identification no.)*
1720 Sublette Avenue **St. Louis, Missouri**	**63110**
(Address of principal executive offices)	*(zip code)*

Registrant's telephone number, including area code
(314) 771-2400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes. ☐ No. ☑

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes. ☐ No. ☑

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes. ☑ No. ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12 b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12 b-2). Yes. ☐ No. ☑

As of December 31, 2006, the last business day of the registrant's most recently completed second fiscal quarter; the aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $23,853,382.

As of September 28, 2007, there were 7,883,577 shares of common stock, $0.01 par value (the "Common Stock"), outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Proxy Statement to be dated October 8, 2007 (portion) (Part III)

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ALLIED HEALTHCARE PRODUCTS, INC.

INDEX TO FORM 10-K

“SAFE HARBOR” STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements contained in this Report, which are not historical facts or information, are "forward-looking statements." Words such as "believe," "expect," "intend," "will," "should," and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties, which could cause the outcome and future results of operations and financial condition to be materially different than stated or anticipated based on the forward-looking statements. Such risks and uncertainties include both general economic risks and uncertainties, risks and uncertainties affecting the demand for and economic factors affecting the delivery of health care services, and specific matters which relate directly to the Company's operations and properties as discussed in Items 1, 1A, 3 and 7 in this Report. The Company cautions that any forward-looking statements contained in this report reflect only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

PART I

Item 1. *Business*

General

Allied Healthcare Products, Inc. (“Allied” or the “Company”) manufactures a variety of respiratory products used in the health care industry in a wide range of hospital and alternate site settings, including sub-acute care facilities, home health care and emergency medical care. The Company's product lines include respiratory care products, medical gas equipment and emergency medical products. The Company believes that it maintains significant market shares in selected product lines.

The Company's products are marketed under well-recognized and respected brand names to hospitals, hospital equipment dealers, hospital construction contractors, home health care dealers, emergency medical products dealers and others. Allied's product lines include:

Respiratory Care Products

- respiratory care/anesthesia products
- home respiratory care products

Medical Gas Equipment

- medical gas system construction products
- medical gas system regulation devices
- disposable oxygen and specialty gas cylinders
- portable suction equipment

Emergency Medical Products

- respiratory/resuscitation products
- trauma and patient handling products

The Company's principal executive offices are located at 1720 Sublette Avenue, St. Louis, Missouri 63110, and its telephone number is (314) 771-2400.

Markets and Products

In fiscal 2007, respiratory care products, medical gas equipment and emergency medical products represented approximately 25%, 58% and 17%, respectively, of the Company's net sales. In fiscal 2006, respiratory care products, medical gas equipment and emergency medical products represented approximately 25%, 57%, and 18%, respectively, of the Company's net sales. The Company operates in a single industry segment and its principal products are described in the following table:

Product	Description	Principal Brand Names	Primary Users
Respiratory Care Products			
Respiratory Care/Anesthesia Products	Large volume compressors; ventilator calibrators; humidifiers and mist tents; and CO_2 absorbent	Timeter	Hospitals and sub-acute facilities
Home Respiratory Care Products	O_2 cylinders; pressure regulators; nebulizers; portable large volume compressors; portable suction equipment and disposable respiratory products	Timeter; B&F; Schuco	Patients at home
Medical Gas Equipment			
Construction Products	In-wall medical gas system components; central station pumps and compressors and headwalls	Chemetron; Oxequip	Hospitals and sub-acute facilities
Regulation Devices	Flowmeters; vacuum regulators; pressure regulators and related products	Chemetron; Oxequip; Timeter	Hospitals and sub-acute facilities
Disposable Cylinders	Disposable oxygen and gas cylinders	Lif-O-Gen	First aid providers and specialty gas distributors
Suction Equipment	Portable suction equipment and disposable suction canisters	Gomco; Allied; Schuco	Hospitals, sub-acute facilities and homecare products
Emergency Medical Products			
Respiratory/ Resuscitation	Demand resuscitation valves; bag mask resuscitators; emergency transport ventilators, oxygen regulators and SurgeX — surge suppressing post valve	LSP; Omni-Tech	Emergency service providers
Trauma and Patient Handling Products	Spine immobilization products; pneumatic anti-shock garments, trauma burn kits and Xtra backboards	LSP	Emergency service providers

Respiratory Care Products

Market. Respiratory care products are used in the treatment of acute and chronic respiratory disorders such as asthma, emphysema, bronchitis and pneumonia. Respiratory care products are used in both hospitals and alternate care settings. Sales of respiratory care products are made through distribution channels focusing on hospitals and other sub-acute facilities. Sales of home respiratory care products are made through durable medical equipment dealers through telemarketing, and by contract sales with national chains.

Respiratory Care/Anesthesia Products. The Company manufactures and sells a broad range of products for use in respiratory care and anesthesia delivery. These products include large volume air compressors, calibration equipment, humidifiers, croup tents, equipment dryers and a complete line of respiratory disposable products such as oxygen tubing, facemasks, cannulas and ventilator circuits.

Home Respiratory Care Products. Home respiratory care products represent one of Allied's potential growth areas. Allied's broad line of home respiratory care products include aluminum oxygen cylinders, oxygen regulators, pneumatic nebulizers, portable suction equipment and the full line of respiratory disposable products.

Medical Gas Equipment

Market. The market for medical gas equipment consists of hospitals, alternate care settings and surgery centers. The medical gas equipment group is broken down into three separate categories: construction products, regulation devices and suction equipment, and disposable cylinders.

Construction Products. Allied's medical gas system construction products consist of in-wall medical system components, central station pumps and compressors, and headwalls. These products are typically installed during construction or renovation of a health care facility and are built in as an integral part of the facility's physical plant. Typically, the contractor for the facility's construction or renovation purchases medical gas system components from manufacturers and ensures that the design specifications of the health care facility are met.

Allied's in-wall components, including outlets, manifolds, alarms, ceiling columns and zone valves, serve a fundamental role in medical gas delivery systems.

Central station pumps and compressors are individually engineered systems consisting of compressors, reservoirs, valves and controls designed to drive a hospital's medical gas and suction systems. Each system is designed specifically for a given hospital or facility, which purchases pumps and compressors from suppliers. The Company's sales of pumps and compressors are driven, in large part, by its share of the in-wall components market.

The Company's construction products are sold primarily to hospitals, alternate care settings and hospital construction contractors. The Company believes that it holds a major share of the U.S. market for its construction products, that these products are installed in more than three thousand hospitals in the United States and that its installed base of equipment in this market will continue to generate follow-on sales. The Company believes that most hospitals and sub-acute care facility construction spending is for expansion or renovation of existing facilities. Many hospital systems and individual hospitals undertake major renovations to upgrade their operations to improve the quality of care they provide, reduce costs and attract patients and personnel.

Regulation Devices and Suction Equipment. The Company's medical gas system regulation products include flowmeters, vacuum regulators and pressure regulators, as well as related adapters, fittings and hoses which measure, regulate, monitor and help transfer medical gases from walled piping or equipment to patients in hospital rooms, operating theaters or intensive care areas. The Company's leadership position in the in-wall components market provides a competitive advantage in marketing medical gas system regulation devices that are compatible with those components.

Portable suction equipment is typically used when in-wall suction is not available or when medical protocol specifically requires portable suction. The Company also manufactures disposable suction canisters, which are clear containers used to collect the fluids suctioned by in-wall or portable suction systems. The containers have volume calibrations, which allow the medical practitioner to measure the volume of fluids suctioned.

The market for regulation devices and suction equipment includes hospital and sub-acute care facilities. Sales of these products are made through the same distribution channel as our respiratory care products. The Company believes that it holds a significant share of the U.S. market in both regulation devices and suction equipment.

Disposable Cylinders. Disposable oxygen cylinders are designed to provide oxygen for short periods of time in emergency situations. Since they are not subjected to the same pressurization as standard containers, they are much lighter and less expensive than standard gas cylinders. The Company markets filled disposable oxygen cylinders through industrial safety distributors and similar customers, principally to first aid providers, restaurants, industrial plants and other customers that require oxygen for infrequent emergencies.

Emergency Medical Products

Market. Emergency medical products are used in the treatment of trauma-induced injuries. The Company's emergency medical products provide patient resuscitation or ventilation during cardiopulmonary resuscitation or respiratory distress as well as immobilization and treatment for burns. The Company has seen growth in the trauma care venue for health care services, as the trend continues toward providing health care outside the traditional hospital setting. The Company also expects that other countries will develop trauma care systems in the future, although no assurance can be given that such systems will develop or that they will have a favorable impact on the Company. Sales of emergency medical products are made through specialized emergency medical products distributors to ambulance companies, fire departments and emergency medical systems volunteer organizations.

The emergency medical products are broken down into two categories: respiratory/resuscitator products and trauma patient handling products.

Respiratory/Resuscitation Products. The Company's respiratory/resuscitation products include demand resuscitation valves, portable resuscitation systems, bag masks and related products, emergency transport ventilators, precision oxygen regulators, minilators, multilators and humidifiers.

Demand resuscitation valves are designed to provide 100% oxygen to breathing or non-breathing patients. In an emergency situation, they can be used with a mask or tracheotomy tubes and operate from a standard regulated oxygen system. The Company's portable resuscitation systems provide fast, simple and effective means of ventilating a non-breathing patient during cardiopulmonary resuscitation and 100% oxygen to breathing patients on demand with minimal inspiratory effort. The Company also markets a full line of disposable and reusable bag mask resuscitators, which are available in a variety of adult and child-size configurations. Disposable mouth-to-mask resuscitation systems have the added advantage of reducing the risk of transmission of communicable diseases.

The Company's autovent transport ventilator can meet a variety of needs in different applications ranging from typical emergency medical situations to more sophisticated air and ground transport. Each autovent is accompanied by a patient valve, which provides effective ventilation during cardiopulmonary resuscitation or respiratory distress. When administration of oxygen is required at the scene of a disaster, in military field hospitals or in a multiple-victim incident, Allied's minilators and multilators are capable of providing oxygen to one or a large number of patients.

To complement the family of respiratory/resuscitation products, the Company offers a full line of oxygen product accessories. This line of accessory products includes reusable aspirators, tru-fit masks, disposable cuffed masks and related accessories.

Trauma and Patient Handling Products. The Company's trauma and patient handling products include spine immobilization products, pneumatic anti-shock garments and trauma burn kits. Spine immobilization products include a backboard that is designed for safe immobilization of injury victims and provides a durable and cost effective means of emergency patient transportation and extrication. The infant/pediatric immobilization board is durable and scaled for children. The half back extractor/rescue vest is useful for both suspected cervical/spinal injuries and for mountain and air rescues. The Company's pneumatic anti-shock garments are used to treat victims experiencing hypovolemic shock. Allied's trauma burn kits contain a comprehensive line of products for the treatment of trauma and burns.

Sales and Marketing

Allied sells its products primarily to respiratory care/anesthesia product distributors, hospital construction contractors, emergency medical equipment dealers and directly to hospitals. The Company maintains a sales force of 36 sales professionals, all of whom are full-time employees of the Company.

The sales force includes 11 domestic hospital specialists, 11 domestic construction specialists, 3 emergency specialists and 5 international sales representatives. A total of four sales managers lead each of the sales groups. Two product managers are responsible for the marketing activities of our product lines.

The domestic hospital specialists are responsible for sales of all Allied products with the exception of construction products within their territory. The domestic construction specialists are responsible for sales of all Allied construction products within their territory. Sales of products are accomplished through respiratory care/ anesthesia distributors for the regulation devices, suction equipment, respiratory care/anesthesia products and disposable cylinders. The homecare products are sold primarily through our own in house telemarketing. Construction products are sold direct to hospital construction contractors and through distributors.

Emergency medical specialists are responsible for sales of respiratory/resuscitation products, trauma and patient handling products. These products are principally sold to ambulance companies, fire departments and emergency medical systems volunteer organizations through specialized emergency medical products distributors.

The international specialists sell all Allied products within their territory. Allied's net sales to foreign markets totaled 18% of the Company's net sales in fiscal 2007, 18% of the Company's net sales in fiscal 2006, and 17% of the Company's net sales in fiscal 2005. International sales are made through a network of dealers, agents and U.S. exporters who distribute the Company's products throughout the world. Allied has market presence in Canada, Mexico, Central and South America, Europe, the Middle East and the Far East.

Manufacturing

Allied's manufacturing processes include fabrication, electro-mechanical assembly operations and plastics manufacturing. A significant part of Allied's manufacturing operations involves electro-mechanical assembly of proprietary products and the Company is vertically integrated in most elements of metal machining and fabrication. Most of Allied's hourly employees are involved in machining, metal fabrication, plastics manufacturing and product assembly.

Allied manufactures small metal components from bar stock in a machine shop, which includes automatic screw machines, horizontal lathes and drill presses and computer controlled machining centers. The Company makes larger metal components from sheet metal using computerized punch presses, brake presses and shears. In its plastics manufacturing processes, the Company utilizes both extrusion and injection molding. The Company believes that its production facilities and equipment are in good condition and sufficient to meet planned increases in volume over the next few years and that the conditions in local labor markets should permit the implementation of additional shifts and days operated.

Research and Development

Allied's research and development department group is responsible for the development of new products. This group is staffed with mechanical and electrical engineers.

During fiscal year 2007 the research and development group completed the design and released to manufacturing the ResusciTimer. This is an accessory for a bag mask resuscitator that will help EMS personnel use the bag mask per the American Heart Association guidelines.

The research and development group has also completed the design and received FDA approval for new models of the Autovent family of pneumatically powered ventilators. These ventilators will be released for sale in the first quarter of fiscal year 2008.

As part of the agreement relating to the withdrawal of the Baralyme® product in August 2004, Abbott Laboratories agreed to pay to Allied up to $2,150,000 in product development costs to pursue development of a new carbon dioxide absorption product for use in connection with inhalation anesthetics that does not contain potassium hydroxide and does not produce a significant exothermic reaction with currently available inhalation agents. It is Allied's intention to pursue development of a new carbon dioxide absorption product. As of June 30, 2007 the Company had spent $854,000 to pursue development of a new carbon dioxide absorbent. As of June 30, 2007 the Company had been reimbursed $720,000 by Abbott. More detailed information concerning this agreement is included in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Government Regulation

The Company's products and its manufacturing activities are subject to extensive and rigorous government regulation by federal and state authorities in the United States and other countries. In the United States, medical devices for human use are subject to comprehensive review by the United States Food and Drug Administration (the "FDA"). The Federal Food, Drug, and Cosmetic Act ("FDC Act"), and other federal statutes and regulations, govern or influence the research, testing, manufacture, safety, labeling, storage, record keeping, approval, advertising and promotion of such products. Noncompliance with applicable requirements can result in warning letters, fines, recall or seizure of products, injunction, refusal to permit products to be imported into or exported out of the United States, refusal of the government to clear or approve marketing applications or to allow the Company to enter into government supply contracts, or withdrawal of previously approved marketing applications and criminal prosecution.

The Company is required to file a premarket notification in the form of a premarket approval ("PMA") with the FDA before it begins marketing a new medical device that offers new technology that is currently not on the market. The Company also must file a premarket notification in the form of a 510(k) with the FDA before it begins marketing a new medical device that utilizes existing technology for devices that are currently on the market. The 510(k) submission process is also required when the Company makes a change or modifies an existing device in a manner that could significantly affect the device's safety or effectiveness.

Compliance with the regulatory approval process in order to market a new or modified medical device can be uncertain, lengthy and, in some cases, expensive. There can be no assurance that necessary regulatory approvals will be obtained on a timely basis, or at all. Delays in receipt or failure to receive such approvals, the loss of previously received approvals, or failure to comply with existing or future regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company manufactures and distributes a broad spectrum of respiratory therapy equipment, emergency medical equipment and medical gas equipment. To date, all of the Company's FDA clearances have been obtained through the 510(k) clearance process. These determinations are very fact specific and the FDA has stated that, initially, the manufacturer is best qualified to make these determinations, which should be based on adequate supporting data and documentation. The FDA however, may disagree with a manufacturer's determination not to file a 510(k) and require the submission of a new 510(k) notification for the changed or modified device. Where the FDA believes that the change or modification raises significant new questions of safety or effectiveness, the agency may require a manufacturer to cease distribution of the device pending clearance of a new 510(k) notification. Certain of the Company's medical devices have been changed or modified subsequent to 510(k) marketing clearance of the original device by the FDA. Certain of the Company's medical devices, which were first marketed prior to May 28, 1976, and therefore, grandfathered and exempt from the 510(k) notification process, also have been subsequently changed or modified. The Company believes that these changes or modifications do not significantly affect the devices' safety or effectiveness, or make a major change or modification in the devices' intended uses and, accordingly, submission of new 510(k) notification to the FDA is not required. There can be no assurance, however, that the FDA would agree with the Company's determinations.

In addition, commercial distribution in certain foreign countries is subject to additional regulatory requirements and receipt of approvals that vary widely from country to country. The Company believes it is in compliance with regulatory requirements of the countries in which it sells its products.

The Medical Device Reporting regulation requires that the Company provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of its devices, as well as product malfunctions that would likely cause or contribute to death or serious injury if the malfunction were to recur. The Medical Device

Tracking regulation requires the Company to adopt a method of device tracking of certain devices, such as ventilators, which are life-supporting or life-sustaining devices used outside of a device user facility, some of which are permanently implantable devices. The regulation requires that the method adopted by the Company will ensure that the tracked device can be traced from the device manufacturer to the person for whom the device is indicated (i.e., the patient). In addition, the FDA prohibits a company from promoting an approved device for unapproved applications and reviews a company's labeling for accuracy. Labeling and promotional activities also are in certain instances, subject to scrutiny by the Federal Trade Commission.

The Company's medical device manufacturing facilities are registered with the FDA, and have received ISO 9001 Certification for the St. Louis facility and certification per the Medical Device Directive (MDD — European) for certain products in 1998. As such, the Company will be audited by the FDA, ISO, and European auditors for compliance with the Good Manufacturing Practices ("GMP"), the ISO and MDD regulations for medical devices. These regulations require the Company to manufacture its products and maintain its products and documentation in a prescribed manner with respect to design, manufacturing, testing and control activities. The Company also is subject to the registration and inspection requirements of state regulatory agencies.

There can be no assurance that any required FDA or other governmental approval will be granted, or, if granted, will not be withdrawn. Governmental regulation may prevent or substantially delay the marketing of the Company's proposed products and cause the Company to undertake costly procedures. In addition, the extent of potentially adverse government regulation that might arise from future administrative action or legislation cannot be predicted. Any failure to obtain, or delay in obtaining, such approvals could adversely affect the Company's ability to market its proposed products.

Sales of medical devices outside the United States are subject to foreign regulatory requirements that vary widely from country to country. Medical products shipped to the European Community require CE certification. The letters 'CE' are an abbreviation of Conformité Européenne, French for European conformity. Whether or not FDA approval has been obtained, approval of a device by a comparable regulatory authority of a foreign country generally must be obtained prior to the commencement of marketing in those countries. The time required to obtain such approvals may be longer or shorter than that required for FDA approval. In addition, FDA approval may be required under certain circumstances to export certain medical devices.

The Company has also received ISO 13485 Certification for medical device manufacturers in 2002.

The Company is also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protections, fire hazard control and disposal of hazardous or potentially hazardous substances.

Patents, Trademarks and Proprietary Technology

The company owns and maintains patents on several products it believes is useful to the business and provides the company with an advantage over its competitors. During fiscal 2007 the company was granted two additional US patents on the SurgeX post valve for oxygen cylinders. The SurgeX opens slowly to prevent the fire hazards that are associated with opening conventional post valves quickly. The company continues to pursue patents on the Construction alarm, ResusciTimer and the ventilator products under development.

The company owns and maintains U.S. trademarks for Allied Healthcare Products, Inc., Chemetron, Gomco, Oxequip, Lif-O-Gen, Life Support Products, Timeter, Vacutron and Schuco, its principal trademarks. Registrations for these trademarks are also owned and maintained in countries where such products are sold and such registrations are considered necessary to preserve Company's proprietary rights therein.

Competition

The Company has different competitors within each of its product lines. Many of the Company's principal competitors are larger than Allied and the Company believes that most of these competitors have greater financial and other resources. The Company competes primarily on the basis of price, quality and service. The Company believes that it is well positioned with respect to product cost, brand recognition, product reliability, and customer service to compete effectively in each of its markets.

Executive Officers of the Registrant

This section provides information regarding the executive officers of the Company who are appointed by and serve at the pleasure of the Board of Directors:

Name	Age	Position
Earl R. Refsland	64	Director, President and Chief Executive Officer(1)
Richard A. Setzer	51	Vice President of Sales & Marketing(2)
Eldon P. Rosentrater	53	Vice President of Administration & Corporate Planning(3)
Robert B. Harris	50	Vice President of Operations(4)
Daniel C. Dunn	48	Vice President of Finance, Chief Financial Officer, Secretary & Treasurer(5)

---

(1) Mr. Refsland has been Director, President and Chief Executive Officer of the Company since September, 1999.

(2) Mr. Setzer has been Vice President — Sales and Marketing of the Company since November 1, 2005. He previously held the position of Global Integration Manager for the Health Imaging Division of Eastman Kodak from 2003 to 2005. Prior to that time, Mr. Setzer held the position of Vice President of Sales at Fuji Medical Systems USA from 2002 to 2003.

(3) Mr. Rosentrater has been Vice President-Administration/Corporate Planning of the Company since March, 2003. He previously held the position of Vice President — Operations from October 1999 to 2003. Prior to that time, Mr. Rosentrater held the positions of Assistant to the President from 1998 to 1999; Director of Information Technologies from 1995 to 1998; Director of Business Development from 1993 to 1995 and Group Product Manager from 1989 to 1993.

(4) Mr. Harris has been Vice President — Operations since July, 2006. He previously held the positions for Command Medical Products, Inc. of Vice President — Operations from January 2002 to January 2006 and Director of Operations from October 1999 to December 2001. Prior to that time, Mr. Harris held the position of Plant Manager for Sherwood Medical, a subsidiary of Tyco Healthcare from 1997 to 1999.

(5) Mr. Dunn has been Vice President — Finance, Chief Financial Officer, Secretary and Treasurer since July, 2001. He previously held the position of Director of Finance at MetalTek International from 1998 to 2001. Prior to that time, Mr. Dunn held the position of Corporate Controller at Allied Healthcare Products, Inc. from 1994 to 1998.

Employees

At June 30, 2007, the Company had approximately 384 full-time employees. Approximately 255 employees in the Company's principal manufacturing facility located in St. Louis, Missouri, are covered by a collective bargaining agreement that will expire on May 31, 2009.

Environmental and Safety Regulation

The Company is subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the environment and establish standards for the treatment, storage and disposal of toxic and hazardous wastes. The Company is also subject to the federal Occupational Safety and Health Act and similar state statutes. From time to time the Company has been involved in environmental proceedings involving clean up of hazardous waste. There are no such material proceedings currently pending. Costs of compliance with environmental, health and safety requirements have not been material to the Company. The Company believes it is in material compliance with all applicable environmental laws and regulations.

Item 1A. *Risk Factors*

The Company's business, operations and financial condition are subject to various risks and uncertainties. You should carefully consider the risks and uncertainties described below, together with all of the other information in this annual report on Form 10-K and in the company's other filings with the SEC, before making any investment decision with respect to the company's securities. The risks and uncertainties described below may not be the only ones the company faces. Additional risks and uncertainties not presently known by the company or that the company currently deems immaterial may also affect the company's business. If any of these known or unknown risks or uncertainties actually occur or develop, the company's business, financial condition, and results of operations could change.

The Company participates in a highly competitive environment.

The medical device industry is characterized by rapid technological change, changing customer needs and frequent new product introductions. Our products may be rendered obsolete as a result of future innovations. We face intense competition from other manufacturers. Some of our competitors may be larger than we are and may have greater financial, technical, research, marketing, sales, distribution and other resources than we do. We believe that price competition will continue among products developed in our markets. Our competitors may develop or market technologies and products that are more effective or commercially attractive than any we are developing or marketing. Our competitors may succeed in obtaining regulatory approval and introducing or commercializing products before we do. Such developments could have a significant negative effect on our business, financial condition and results of operations. Even if we are able to compete successfully, we may not be able to do so in a profitable manner.

Decreased availability or increased costs of raw materials could increase the company's costs of producing its products.

The company purchases raw materials, fabricated components and services from a variety of suppliers. Raw materials such as brass and plastics are considered key raw materials. The Company believes that its relationships with its suppliers are satisfactory and that alternative sources of supply are readily available. From time to time, however, the prices and availability of these raw materials fluctuate due to global market demands, which could impair the company's ability to procure necessary materials, or increase the cost of such materials. Inflationary and other increases in costs of these raw materials have occurred in the past and may recur from time to time. In addition, freight costs associated with shipping and receiving product and sales are impacted by fluctuations in the cost of oil and gas. A reduction in the supply or increase in the cost of those raw materials could impact the company's ability to manufacture its products and could increase the cost of production.

Changes in third party reimbursement could negatively impact the Company's revenues and profitability.

The cost of a majority of medical care in the United States is funded by the U.S. Government through the Medicare and Medicaid programs and by private insurance programs, such as corporate health insurance plans. Although the Company does not receive payments for its products directly from these programs, home respiratory care providers and durable medical equipment suppliers, who are the primary customers for several of the Company's products, depend heavily on payments from Medicare, Medicaid and private insurers as a major source of revenues. In addition, sales of certain of the Company's products are affected by the extent of hospital and health care facility construction and renovation at any given time. The federal government indirectly funds a significant percentage of such construction and renovation costs through Medicare and Medicaid reimbursements. In recent years, governmentally imposed limits on reimbursement to hospitals and other health care providers have impacted spending for services, consumables and capital goods. A material decrease from current reimbursement levels or a material change in the method or basis of reimbursing health care providers is likely to adversely affect future sales of the Company's products.

Our success depends upon the development of new products and product enhancements, which entails considerable time and expense.

We place a high priority on the development of new products to add to our product portfolio and on the development of enhancements to our existing products. Product development involves substantial expense and we cannot be certain that a completed product will generate sufficient revenue for our business to justify the resources that we devote to research and development related to such product. The time and expense required to develop new products and product enhancements is difficult to predict and we cannot assure you that we will succeed in developing, introducing and marketing new products and product enhancements. Our inability to successfully develop and introduce new or enhanced products on a timely basis or at all, or to achieve market acceptance of such products, could materially impair our business.

We are dependent on adequate protection of our patent and proprietary rights.

We rely on patents, trade secrets, trademarks, copyrights, know-how, license agreements and contractual provisions to establish and protect our intellectual property rights. However, these legal means afford us only limited protection and may not adequately protect our rights or remedies to gain or keep any advantages we may have over our competitors.

We cannot assure you that others may not independently develop the same or similar technologies or otherwise obtain access to our technology and trade secrets. Our competitors, many of which have substantial resources and may make substantial investments in competing technologies, may apply for and obtain patents that will prevent, limit, or interfere with our ability to manufacture or market our products. Further, while we do not believe that any of our products or processes interfere with the rights of others, third parties may nonetheless assert patent infringement claims against us in the future.

Costly litigation may be necessary to enforce patents issued to us, to protect trade secrets or "know-how" we own, to defend us against claimed infringement of the rights of others or to determine the ownership, scope, or validity of our proprietary rights and the rights of others.

Any claim of infringement against us may involve significant liabilities to third parties, could require us to seek licenses from third parties, and could prevent us from manufacturing, selling, or using our products. The occurrence of this litigation or the effect of an adverse determination in any of this type of litigation could have a material adverse effect on our business, financial condition and results of operations.

Our business of the manufacturing, marketing, and sale of medical devices involves the risk of liability claims and such claims could seriously harm our business, particularly if our insurance coverage is inadequate.

Our business exposes us to potential product liability claims that are inherent in the testing, production, marketing and sale of medical devices. Like other participants in the medical device market, we are from time to time involved in lawsuits, claims and proceedings alleging product liability and related claims such as negligence. If any current or future product liability claims become substantial, our reputation could be damaged significantly, thereby harming our business. We may be required to pay substantial damage awards as a result of any successful product liability claims. Any product liability claim against us, whether with or without merit, could result in costly litigation, and divert the time, attention, and resources of our management.

As a result of our exposure to product liability claims, we currently carry product liability insurance covering our products with policy limits per occurrence and in the aggregate that we have deemed to be sufficient. Our insurance may not cover certain product liability claims or our liability for any claims may exceed our coverage limits. Therefore, we cannot predict whether this insurance is sufficient, or if not, whether we will be able to obtain sufficient insurance to cover the risks associated with our business or whether such insurance will be available at premiums that are commercially reasonable. In addition, these insurance policies must be renewed annually. Although we have been able to obtain liability insurance, such insurance may not be available in the future on acceptable terms, if at all. A successful claim against us or settlement by us with respect to uninsured liabilities or in excess of our insurance coverage, or our inability to maintain insurance in the future, or any claim that results in significant costs to or adverse publicity against us, could have a material adverse effect on our business, financial condition and results of operations.

The Company is subject to substantial domestic and international government regulation, including regulatory quality standards applicable to its manufacturing and quality processes. Failure by the Company to comply with these standards could have an adverse effect on the Company's business, financial condition or results of operations.

The FDA regulates the approval, manufacturing, and sales and marketing of many of the Company's products in the U.S. Significant government regulation also exists in Canada, Japan, Europe, and other countries in which the Company conducts business. As a device manufacturer, the Company is required to register with the FDA and is subject to periodic inspection by the FDA for compliance with the FDA's Quality System Regulation ("QSR") requirements, which require manufacturers of medical devices to adhere to certain regulations, including testing, quality control and documentation procedures. In addition, the federal Medical Device Reporting regulations require the Company to provide information to the FDA whenever there is evidence that reasonably suggests that a device may have caused or contributed to a death or serious injury or, if a malfunction were to occur, could cause or contribute to a death or serious injury. Compliance with applicable regulatory requirements is subject to continual review and is rigorously monitored through periodic inspections by the FDA. In the European Community, the Company is required to maintain certain ISO certifications in order to sell its products and must undergo periodic inspections by notified bodies to obtain and maintain these certifications. Failure to comply with current governmental regulations and quality assurance guidelines could lead to temporary manufacturing shutdowns, product recalls or related field actions, product shortages or delays in product manufacturing. Efficacy or safety concerns, an increase in trends of adverse events in the marketplace, and/or manufacturing quality issues with respect to the Company's products could lead to product recalls or related field actions, withdrawals, and/or declining sales.

Our products may be subject to product recalls even after receiving FDA clearance or approval, which would harm our reputation and our business.

The FDA and similar governmental authorities in other countries in which our products are sold, have the authority to request and, in some cases, require the recall of our products in the event of material deficiencies or defects in design or manufacture. A government-mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design defects. Any recall of product would divert managerial and financial resources, harm our reputation with our customers and damage our business.

The Company is exposed to certain credit risks, resulting primarily from customer sales.

Substantially all of the Company's receivables are due from homecare providers, distributors, hospitals, and contractors. The Company's customers are located throughout the U.S. and around the world. The Company records an estimated allowance for uncollectible amounts based primarily on the Company's evaluation of the payment pattern, financial condition, cash flows, and credit history of its customers as well as current industry and economic conditions. The Company's inability to collect on its trade accounts receivable could substantially reduce the Company's income and have a material adverse effect on its financial condition and results of operations.

The market price of our common stock may fluctuate widely.

The market price of our common stock could be subject to significant fluctuations in response to quarter-to-quarter variation in our operating results, announcements of new products or services by us or our competitors, and other events or factors. For example, a shortfall in net sales or net income, or an increase in losses could have an immediate and significant adverse effect on the market price and volume fluctuations that have particularly affected the market prices of many micro and small capitalization companies and that have often been unrelated or disproportionate to the operating performance of these companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price for our common stock.

If a natural or man-made disaster strikes our manufacturing facilities, we may be unable to manufacture certain products for a substantial amount of time and our revenue could decline.

The Company has one principal manufacturing operation. In the event that this facility, located in St. Louis, Missouri, were severely damaged or destroyed as a result of a natural or man-made disaster, the Company would be forced to relocate production to other facilities and/or rely on third-party manufacturers. Such an event could have a material adverse effect on the Company's business, results of operations and financial condition. Although we have insurance for damage to our property and the interruption of our business, this insurance may not be sufficient in scope or amount to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

Requirements associated with the evaluation of internal controls required by Section 404 of the Sarbanes-Oxley Act of 2002 have required and will require significant company resources and management attention.

Although we believe that we are currently in compliance with Section 404 of the Sarbanes-Oxley Act, we may in the future identify material deficiencies that we may not be able to remediate on a timely basis. If we are not able to comply with the requirements of Section 404 in a timely manner, we could be subject to scrutiny by regulatory authorities, such as the SEC or the NASDAQ National Market, and the trading price of our stock could decline. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important in helping us to prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.

If we are unable to hire or retain key employees, it could have a negative impact on our business.

Our failure to attract and retain skilled personnel could hinder the management of our business, our research and development, our sales and marketing efforts, and our manufacturing capabilities. However, there is no assurance that we will continue to be able to hire or retain key employees. We compete to hire new employees, and then must train them and develop their skills and competencies. Our operating results could be adversely affected by increased costs due to increased competition for employees, higher employee turnover or increased employee benefit costs. Any unplanned turnover could deplete our institutional knowledge base and erode our competitive advantage.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2. *Properties*

The Company's headquarters are located in St. Louis, Missouri and the Company maintains manufacturing facilities in Missouri and New York. Set forth below is certain information with respect to the Company's manufacturing facilities at June 30, 2007.

Location	Square Footage (Approximate)	Owned/Leased	Activities/Products
St. Louis, Missouri	270,000	Owned	Headquarters; medical gas equipment; respiratory care products; emergency medical products
Stuyvesant Falls, New York	30,000	Owned	CO_2 absorbent

In addition, the Company owns a 16.8-acre parcel of undeveloped land in Stuyvesant Falls, New York.

Item 3. ***Legal Proceedings***

Product liability lawsuits are filed against the Company from time to time for various injuries alleged to have resulted from defects in the manufacture and/or design of the Company's products. There are no such proceedings currently pending. The Company maintains comprehensive general liability insurance coverage which it believes to be adequate for the continued operation of its business, including coverage of product liability claims.

In addition, from time to time the Company's products may be subject to product recalls in order to correct design or manufacturing flaws in such products. The Company intends to continue to conduct business in such a manner as to avert any FDA action seeking to interrupt or suspend manufacturing or require any recall or modification of products.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None

PART II

Item 5. *Market For Registrant's Common Stock and Related Stockholder Matters*

Allied Healthcare Products, Inc. trades on the NASDAQ National market under the symbol AHPI. As of September 17, 2007, there were 190 record owners of the Company's Common Stock. The following tables summarize information with respect to the high and low closing prices for the Company's Common Stock as listed on the NASDAQ National market for each quarter of fiscal 2007 and 2006, respectively. The Company currently does not pay any dividend on its Common Stock.

Common Stock Information

2007	High	Low
September quarter	$5.72	$5.00
December quarter	$5.37	$5.07
March quarter	$6.19	$5.05
June quarter	$6.95	$6.05

2006	High	Low
September quarter	$5.35	$4.80
December quarter	$5.91	$5.05
March quarter	$6.01	$5.39
June quarter	$6.23	$5.51

As of August 21, 2006, the Preferred Stock Purchase Rights granted in 1996 to holders of the Common Stock expired, without a triggering event, in accordance with their terms and ceased to be outstanding. At no time did the Preferred Stock Purchase Rights trade separately from the Common Stock. No shares of the Preferred Stock were or are outstanding and the prior designation of terms relating to such has expired.

Performance Graph

The following graph compares the cumulative 5-year total return attained by shareholders on Allied Healthcare Products, Inc.'s common stock relative to the cumulative total returns of the NASDAQ Composite index, and a customized peer group of four companies that includes: Chad Therapeutics Inc, Criticare Systems Inc, Invacare Corp. and Respironics Inc. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock, in the peer group, and the index on 6/30/2002 and its relative performance is tracked through 6/30/2007.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Allied Healthcare Products, Inc., The NASDAQ Composite
And A Peer Group
$250
$200
$150
$100
$50
$0
191.32
155.08
153.03
06/02
06/03
06/04
06/05
06/06
06/07
Allied Healthcare Products, Inc.
NASDAQ Composite
Peer Group

* $100 invested on 6/30/02 in stock or index-including reinvestment of dividends.
Fiscal year ending June 30.

	6/02	6/03	6/04	6/05	6/06	6/07
Allied Healthcare Products, Inc.	**100.00**	**82.28**	**118.46**	**113.16**	**133.67**	**153.03**
NASDAQ Composite	**100.00**	**109.91**	**139.04**	**141.74**	**155.82**	**191.32**
Peer Group	**100.00**	**98.79**	**146.81**	**167.81**	**137.79**	**155.08**

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. ***Selected Consolidated Financial Data***

	Year ended June 30,				
	2007	2006	2005	2004	2003
	(In thousands, except per share data)				
Consolidated Statement of Operations Data					
Net sales	$56,501	$57,546	$56,120	$59,103	$60,863
Cost of sales	42,028	43,293	41,669	42,748	46,809
Gross profit	14,473	14,253	14,451	16,355	14,054
Selling, general and administrative expenses	12,052	12,113	11,843	12,660	13,551
Income from operations	2,421	2,140	2,608	3,695	503
Interest expense	—	—	123	550	831
Interest income	(111)	(53)	—	—	—
Other, net	(24)	37	43	8	41
Income before provision (benefit) for income taxes	2,556	2,156	2,442	3,136	(369)
Provision (benefit) for income taxes(1)	914	507	101	1,261	(211)
Net income (loss)	$ 1,642	$ 1,649	$ 2,341	$ 1,875	$ (158)
Basic earnings (loss) per share	$ 0.21	$ 0.21	$ 0.30	$ 0.24	$ (0.02)
Diluted earnings (loss) per share	$ 0.20	$ 0.20	$ 0.29	$ 0.23	$ (0.02)
Basic weighted average common shares outstanding	7,876	7,841	7,822	7,816	7,814
Diluted weighted average common shares outstanding	8,085	8,066	8,081	7,985	7,814

	June 30,				
	2007	2006	2005	2004	2003
	(In thousands)				
Consolidated Balance Sheet Data					
Working capital	$17,269	$14,644	$12,250	$10,992	$ 9,445
Total assets	51,318	49,330	46,097	47,029	50,303
Short-term debt(2)	—	—	—	1,245	5,409
Long-term debt (net of current portion)(2)	—	—	—	2,366	4,612
Stockholders' equity	42,485	40,660	38,862	36,453	34,567

(1) See Note 5 to the June 30, 2007 Consolidated Financial Statements for further discussion of the Company's effective tax rate.

(2) See Note 3 to the June 30, 2007 Consolidated Financial Statements for further discussion.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

Critical Accounting Policies

In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company evaluates estimates and judgments on an ongoing basis, including those related to bad debts, inventory valuations, property, plant and equipment, intangible assets, income taxes, and contingencies and litigation. Estimates and judgments are based on historical experience and on various other factors that may be reasonable under the circumstances. Actual results may differ from these estimates. The following areas are considered to be the Company's most significant accounting policies:

Revenue recognition:

Revenue is recognized for all sales, including sales to agents and distributors, at the time products are shipped and title has transferred, provided that a purchase order has been received or a contract executed, there are not uncertainties regarding customer acceptance, the sales price is fixed and determinable and collectibility is reasonably assured. Sales discounts, returns and allowances are included in net sales, and the provision for doubtful accounts is included in selling, general and administrative expenses. Additionally, it is the Company's practice to include revenues generated from freight billed to customers in net sales with corresponding freight expense included in cost of sales in the consolidated statement of operations.

The sales price is fixed by Allied's acceptance of the buyer's firm purchase order. The sales price is not contingent, or subject to additional discounts. Allied's standard shipment terms are "F.O.B. shipping point" as stated in Allied's Terms and Conditions of Sale. The customer is responsible for obtaining insurance for and bears the risk of loss for product in-transit. Additionally, sales to customers do not include the right to return merchandise without the prior consent of Allied. In those cases where returns are accepted, product must be current and restocking fees must be paid by the respective customer. A provision has been made for estimated sales returns and allowances. These estimates are based on historical analysis of credit memo data and returns.

Allied does not provide installation services for its products. Most products shipped are ready for immediate use by the customer. The Company's in-wall medical system components, central station pumps and compressors, and headwalls do require installation by the customer. These products are typically purchased by a third-party contractor who is ultimately responsible for installation services. Accordingly, the customer purchase order or contract does not require customer acceptance of the installation prior to completion of the sale transaction and revenue recognition. Allied's standard payment terms are net 30 days from the date of shipment, and payment is specifically not subject to customer inspection of acceptance, as stated in Allied's Terms and Conditions of Sale. The buyer becomes obligated to pay Allied at the time of shipment. Allied requires credit applications from its customers and performs credit reviews to determine the creditworthiness of new customers. Allied requires letters of credit, where warranted, for international transactions. Allied also protects its legal rights under mechanics lien laws when selling to contractors.

Allied does offer limited warranties on its products. The standard warranty period is one year; however, most claims occur within the first six months. The Company's cost of providing warranty service for its products for the years ended June 30, 2007, June 30, 2006, and June 30, 2005 was $118,967, $114,181, and $53,718, respectively. The related liability for warranty service amounted to $112,907 and $103,795 at June 30, 2007 and 2006, respectively.

Inventory reserve for obsolete and excess inventory:

Inventory is recorded net of a reserve for obsolete and excess inventory which is determined based on an analysis of inventory items with no usage in the preceding year and for inventory items for which there is greater than two years' usage on hand. This analysis considers those identified inventory items to determine, in management's best estimate, if parts can be used beyond one year, if there are alternate uses or at what values such parts may be disposed for. At June 30, 2007 and 2006, inventory is recorded net of a reserve for obsolete and excess inventory of $1.1 million and $1.2 million, respectively.

Income taxes:

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, the deferred tax provision is determined using the liability method, whereby deferred tax assets and liabilities are recognized based upon temporary differences between the financial statement and income tax bases of assets and liabilities using presently enacted tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Accounts receivable net of allowances:

Accounts receivable are recorded net of an allowance for doubtful accounts, which is determined based on an analysis of past due accounts including accounts placed with collection agencies, and an allowance for returns and credits, which is based on historical analysis of credit memo data and returns. At June 30, 2007 and 2006, accounts receivable is recorded net of allowances of $0.5 and $0.4 million, respectively.

Goodwill:

At June 30, 2007 and 2006, the Company has goodwill of $15,979,830, resulting from the excess of the purchase price over the fair value of net assets acquired in business combinations. During fiscal 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", which establishes new accounting and reporting standards for purchase business combinations and goodwill. As provided by SFAS No. 142, the Company ceased amortizing goodwill on July 1, 2001.

The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below its carrying value. The annual impairment test did not indicate a further impairment of goodwill at June 30, 2007 or June 30, 2006.

Allied operates as one reporting unit and prepares its annual goodwill impairment test in that manner. None of our product lines constitute a business, as that term is defined in EITF 98-3. Most of our products are produced in one facility, and we do not produce separate financial statements for any part of our business. The goodwill impairment test is performed at June 30th of each year.

The results of these annual impairment reviews are highly dependent on management's projection of future results of the Company and there can be no assurance that at the time such future reviews are completed a material impairment charge will not be recorded.

Self-insurance:

The Company maintains a self-insurance program for a portion of its health care costs. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and the estimated liability for claims incurred but not reported. As of June 30, 2007 and 2006, the Company had $325,000 and $540,000 respectively, of accrued liabilities related to health care claims. In order to establish the self-insurance reserves, the Company utilized actuarial estimates of expected claims based on analyses of historical data.

Significant Factors Affecting Past and Future Operating Results

On August 27, 2004, Allied Healthcare Products, Inc. ("Allied") entered into an agreement with Abbott Laboratories ("Abbott") pursuant to which Allied agreed to cease production of its product Baralyme®, and to effect the withdrawal of Baralyme® product held by distributors. The agreement permits Allied to pursue the development of a new carbon dioxide absorbent product. Baralyme®, a carbon dioxide absorbent product, has been used safely and effectively in connection with inhalation anesthetics since its introduction in the 1920s. In recent years, the number of inhalation anesthetics has increased, giving rise to concerns regarding the use of Baralyme® in conjunction with these newer inhalation anesthetics if Baralyme® has been allowed, contrary to recommended practice, to become desiccated. The agreement also provides that, for a period of eight years, Allied will not manufacture, distribute, promote, market, sell, commercialize or donate any Baralyme® product or similar product based upon potassium hydroxide and will not develop or license any new carbon dioxide absorbent product containing potassium hydroxide.

In consideration of the foregoing, Abbott agreed to pay Allied an aggregate of $5,250,000 of which $1,530,000 was paid on September 30, 2004 and the remainder payable in four equal annual installments of $930,000 due on July 1, 2005 through July 1, 2008. Allied has agreed with Abbott that in the event that it receives approval from the U.S. Food & Drug Administration for the commercial sale of a new carbon dioxide absorbent product not based upon potassium hydroxide prior to January 1, 2008, that Abbott will be relieved of any obligation to fund the $930,000 installment due July 1, 2008.

The payments to be received from Abbott are being recognized into income, as net sales, over the eight-year term of the agreement. Allied has no further obligations under this agreement which would require the Company to repay these amounts or otherwise impact this accounting treatment. During the year ended June 30, 2007 $465,000 was recognized into income as net sales.

A reconciliation of deferred revenue resulting from the agreement with Abbott, with the amounts received under the agreement, and amounts recognized as net sales for fiscal years 2007 and 2006 is as follows:

	Twelve Months Ended June 30,	
	2007	2006
Beginning balance	$1,937,500	$1,472,500
Payment Received from Abbott Laboratories	930,000	930,000
Revenue recognized as net sales	(465,000)	(465,000)
	2,402,500	1,937,500
Less — Current portion of deferred revenue	(465,000)	(465,000)
	$1,937,500	$1,472,500

In 2004, Allied's sales of Baralyme® were approximately $2.0 million and contributed approximately $0.6 million in pre-tax earnings and cash flow from operations. The majority of the $5,250,000 Allied is to receive from Abbott will be recognized into income over the eight-year term of the agreement. The net cash flow expected to be realized by Allied under the agreement with Abbott is projected be substantially equivalent to the net cash flow Allied would have expected to realize from continued manufacture and sales of Baralyme® during the initial five years of the period.

Results of Operations

Allied manufactures and markets respiratory products, including respiratory care products, medical gas equipment and emergency medical products. Set forth below is certain information with respect to amounts and percentages of net sales attributable to respiratory care products, medical gas equipment and emergency medical products for the fiscal years ended June 30, 2007, 2006, and 2005.

	Year ended June 30, 2007	
	Net Sales	% of Total Net Sales
	Dollars in thousands	
Respiratory care products	$13,899	24.6%
Medical gas equipment	32,775	58.0%
Emergency medical products	9,827	17.4%
Total	$56,501	100.0%

	Year ended June 30, 2006	
	Net Sales	% of Total Net Sales
Respiratory care products	$14,242	24.7%
Medical gas equipment	33,142	57.6%
Emergency medical products	10,162	17.7%
Total	$57,546	100.0%

	Year ended June 30, 2005	
	Net Sales	% of Total Net Sales
Respiratory care products	$15,454	27.5%
Medical gas equipment	31,302	55.8%
Emergency medical products	9,364	16.7%
Total	$56,120	100.0%

The following table sets forth, for the fiscal periods indicated, the percentage of net sales represented by the various income and expense categories reflected in the Company's consolidated statement of operations.

	Year ended June 30,		
	2007	2006	2005
Net sales	100.0%	100.0%	100.0%
Cost of sales	74.4	75.2	74.3
Gross profit	25.6	24.8	25.7
Selling, general and administrative expenses	21.3	21.0	21.1
Income from operations	4.3	3.8	4.6
Interest expense	0.0	0.0	0.2
Interest income	0.2	0.1	0.0
Other, net	0.0	0.1	0.0
Income before provision for income taxes	4.5	3.8	4.4
Provision for income taxes	1.6	0.9	0.2
Net income	2.9%	2.9%	4.2%

Fiscal 2007 Compared to Fiscal 2006

Net sales for fiscal 2007 of $56.5 million were $1.0 million or 1.7% less than net sales of $57.5 million in fiscal 2006. Domestically, sales decreased by $0.7 million dollars. Internationally, sales decreased by $0.3 million dollars. International business is dependent upon hospital construction projects, and the development of medical facilities in those regions in which the Company operates. Domestic sales for fiscal 2007 include approximately $1.0 million for the recognition into sales of payments resulting from the agreement with Abbott Laboratories, as discussed below. For 2006 domestic sales included approximately $0.7 million for the recognition into sales of payments resulting from the agreement with Abbott Laboratories.

The overall decrease in net sales for the year is primarily the result of lower customer orders than in the prior year. Orders for the Company's products for the year ended June 30, 2007 of $54.0 million were $0.8 million or 1.5% lower than orders for the year ended June 30, 2006 of $54.8 million. However, customer purchase order releases were $1.3 million lower than in fiscal 2006, leading to the majority of the decrease in sales for the year. Purchase order release lead times depend on the scheduling practices of the individual customers. Orders during 2007 were negatively impacted by price competition.

Sales for the year ended June 30, 2006 included $465,000 for the recognition into sales of payments resulting from the agreement with Abbott Laboratories to cease production and distribution of Baralyme®. Sales for the year ended June 30, 2006 also included recognition as sales of $271,000 reimbursement by Abbott Laboratories in product development cost to pursue development of new carbon dioxide absorption product as a result of the agreement to cease production and distribution of Baralyme®. In total, domestic sales for 2006 included approximately $736,000 for recognition into sales of payments resulting from the agreement with Abbott Laboratories.

Sales for the year ended June 30, 2007 included $465,000 for the recognition into sales of payments resulting from the agreement with Abbott Laboratories to cease production and distribution of Baralyme®. Sales for the year ended June 30, 2007 also included recognition as sales of $584,000 reimbursement by Abbott Laboratories in product development cost to pursue development of new carbon dioxide absorption product as a result of the agreement to cease production and distribution of Baralyme®. In total, domestic sales for 2007 included approximately $1,049,000 for recognition into sales of payments resulting from the agreement with Abbott Laboratories.

Allied continues to sell Carbolime®, a carbon dioxide absorbent with a different formulation than Baralyme®. For the year ended June 30, 2007 the Company had carbon dioxide absorbent sales of Carbolime®, of $2.0 million dollars, compared with $2.0 million for the year ended June 30, 2006 and $2.0 million for the year ended June 30, 2005.

Respiratory care products sales in fiscal 2007 of $13.9 million were $0.3 million, or 2.1% less than sales of $14.2 million in the prior year. The decline in sales is attributable to the company's line of homecare products. The Company continues to develop systems and personnel to improve our telemarketing efforts, has increased inventory levels to improve customer service levels, and continues to emphasize measures to reduce cost. Also included in the sales for respiratory care products is an approximately $0.3 million increase in the amount recognized resulting from the agreement to cease the production and distribution of Baralyme®. The amount recognized as sales increased to approximately $1.0 million or $0.3 million more than in the prior year.

Medical gas equipment sales of $32.8 million in fiscal 2007 were $0.3 million, or 0.9% lower than prior year levels of $33.1 million. Internationally, sales of Medical gas equipment in fiscal 2007 were $0.2 million less than in the prior year. The remainder of the decrease in sales, or $0.1 million, took place in the domestic market.

Emergency medical product sales in fiscal 2007 of $9.8 million were $0.4 million or 3.9% less than fiscal 2006 sales of $10.2 million. International sales of Emergency medical products increased by $0.1 million, while domestic sales decreased by $0.5 million. However, orders for the Company's Emergency Products were $0.5 million higher than the prior year. The Company believes that demand for these products have been favorably impacted by emergency preparedness, including Federal Homeland Security funding for emergency responders.

International sales, which are included in the product lines discussed above, decreased $0.3 million, or 2.9%, to $10.2 million in fiscal 2007 compared to sales of $10.5 million in fiscal 2006. As discussed above, the Company's international shipments are dependent on hospital construction projects and the expansion of medical care in those regions. In fiscal 2007, international shipments of Medical Gas equipment, including construction products, decreased by $0.2 million dollars. In fiscal 2007, international shipments of Respiratory care decreased by $0.2 million dollars. These decreases were offset by a $0.1 million increase in the sale of Emergency care products.

Gross profit in fiscal 2007 was $14.5 million, or 25.6% of sales, compared to a gross profit of $14.3 million, or 24.8% of sales in fiscal 2006. Despite competitive pricing pressures, Allied was able to selectively increase prices during 2007. These increases, combined with programs to cut costs, resulted in improved margins for Allied. The Company's gross profit was also favorably impacted by a decrease in the cost of providing medical insurance to its employees. Employee medical cost included in the cost of sales decreased by approximately $0.5 million over the prior year. The Company's gross profit also did benefit from an approximately $0.1 million decrease in worker's compensation and property insurance expense due to the improved safety performance of the Company. Cost of sales for the year ended June 30, 2006 includes approximately $0.3 million in cost incurred in product development cost to pursue development of a new carbon dioxide absorption product as a result of the agreement with Abbott Laboratories to cease production and distribution of Baralyme®. Cost of sales for the year ended June 30, 2007 includes approximately $0.6 million in cost incurred in product development cost to pursue development of a new carbon dioxide absorption product.

The Company invested $0.4 million in capital expenditures in fiscal 2005, $1.0 million in fiscal 2006, and $0.6 million in fiscal 2007 for manufacturing equipment and computer systems, which continue to decrease production costs and improve efficiencies for several product lines. The Company continues to control cost and actively pursue methods to reduce its cost.

Selling, General, and Administrative ("SG&A") expenses for fiscal 2007 were $12.1 million, unchanged from SG&A expenses of $12.1 million in fiscal 2006. Personnel cost, including salaries and benefits, were approximately $0.2 million lower in fiscal 2007 than in the prior year. This decrease is due to employee turnover and a decrease in medical cost, staffing has not been changed. This decrease was partially offset by a $0.1 million increase in legal cost and a $0.1 million increase in research and development cost.

Interest income in fiscal 2007 was $0.1 million, unchanged from fiscal 2006.

The Company had income of $2.6 million before taxes for fiscal 2007, compared to income of $2.2 million before taxes for fiscal 2006. The Company recorded an income tax provision of $0.9 million in fiscal 2007, compared to an income tax provision of $0.5 million in fiscal 2006. During the fourth quarter of 2006 the Company recorded a favorable tax adjustment of $0.3 million resulting from the favorable settlement of prior year state tax contingencies.

For further discussion of the Company's income tax calculation please refer to Note 5 of the "Notes to Consolidated Financial Statements" section included in this Form 10-K.

Net income in fiscal 2007 was $1.6 million or $0.21 per basic and $0.20 per diluted earnings per share, unchanged from net income of $1.6 million, or $0.21 per basic and $0.20 per diluted earnings per share in fiscal 2006. In 2007, the weighted number of shares used in the calculation of basic earnings per share was 7,875,982 and the weighted number of shares used in the calculation of diluted earnings per share was 8,085,375. In 2006, the weighted number of shares used in the calculation of basic earnings per share was 7,840,858 and the weighted number of shares used in the calculation of diluted earnings per share was 8,066,311.

Fiscal 2006 Compared to Fiscal 2005

Net sales for fiscal 2006 of $57.5 million were $1.4 million or 2.5% more than net sales of $56.1 million in fiscal 2005. Domestically, sales increased by $0.6 million dollars. Internationally, sales increased by $0.8 million dollars. International business is dependent upon hospital construction projects, and the development of medical facilities in those regions in which the Company operates. Domestic sales for fiscal 2006 include approximately $0.7 million for the recognition into sales of payments resulting from the agreement with Abbott Laboratories, as discussed below. For 2005 domestic sales included approximately $1.0 million for the recognition into sales of payments resulting from the agreement with Abbott Laboratories.

The overall increase in net sales for the year is primarily the result of higher customer purchase order releases than in the prior year. Orders for the Company's products for the year ended June 30, 2006 of $54.8 million were $3.4 million or 5.8% lower than orders for the year ended June 30, 2005 of $58.2 million. However, customer purchase order releases were $0.7 million higher than in fiscal 2005, leading to the majority of the increase in sales for the year. Purchase order release lead times depend on the scheduling practices of the individual customers.

Sales for the year ended June 30, 2005 included $387,500 for the recognition into sales of payments resulting from the agreement with Abbott Laboratories to cease the production and distribution of Baralyme®. Sales for the year ended June 30, 2005 also included recognition as sales of a one-time $600,000 payment from Abbott Laboratories for cost incurred in connection with the withdrawal of Baralyme® from the market, the disposal of such product, and severance payments payable of such withdrawal. In total, domestic sales for 2005 included $1.0 million for recognition into sales of payments resulting from the agreement with Abbott Laboratories.

Sales for the year ended June 30, 2006 included $465,000 for the recognition into sales of payments resulting from the agreement with Abbott Laboratories to cease production and distribution of Baralyme®. Sales for the year ended June 30, 2006 also included recognition as sales of $271,000 reimbursement by Abbott Laboratories in product development cost to pursue development of new carbon dioxide absorption product as a result of the agreement to cease production and distribution of Baralyme®. In total, domestic sales for 2006 included approximately $736,000 for recognition into sales of payments resulting from the agreement with Abbott Laboratories.

Allied continues to sell Carbolime®, a carbon dioxide absorbent with a different formulation than Baralyme®. For the year ended June 30, 2006 the Company had carbon dioxide absorbent sales of Carbolime®, of $2.0 million dollars, compared with $2.0 million for the year ended June 30, 2005 and $2.4 million for the year ended June 30, 2004.

Respiratory care products sales in fiscal 2006 of $14.2 million were $1.3 million, or 8.4% less than sales of $15.5 million in the prior year. To improve the results in this area the Company has reorganized its sales efforts with strengthened sales and product management. Approximately $0.3 million dollars of the decline in sales is attributable to the company's line of homecare products. The Company continues to develop systems and personnel to improve our telemarketing efforts, has increased inventory levels to improve customer service levels, and continues to emphasize measures to reduce cost. Also included in the decline in sales for respiratory care products is an approximately $0.3 million reduction in the amount recognized resulting from the agreement to cease the production and distribution of Baralyme®. The amount recognized as sales declined to approximately $0.7 million, or $0.3 million less than in the prior year.

Medical gas equipment sales of $33.1 million in fiscal 2006 were $1.8 million, or 5.8% higher than prior year levels of $31.3 million. Of this increase, approximately $2.3 million is from an increase of shipments of the Company's Construction products. This increase is largely the result of higher customer purchase order releases than in the prior year. Internationally, sales of Medical gas equipment in fiscal 2006 were $0.9 million greater than in the prior year.

Emergency medical product sales in fiscal 2006 of $10.2 million were $0.8 million or 8.5% more than fiscal 2005 sales of $9.4 million. International sales of Emergency medical products increased by $0.1 million, while domestic sales increased by $0.7 million. Orders for the Company's Emergency Products were even with the prior year. The Company has strengthened sales management in this area and believes that demand for these products have been favorably impacted by Federal Homeland Security funding for emergency responders.

International sales, which are included in the product lines discussed above, increased $0.8 million, or 8.2%, to $10.5 million in fiscal 2006 compared to sales of $9.7 million in fiscal 2005. As discussed above, the Company's international shipments are dependent on hospital construction projects and the expansion of medical care in those regions. In fiscal 2006, international shipments of medical gas equipment, including construction products, increased by $0.9 million dollars. This was offset by a $0.1 million decrease in the sale of Respiratory care products.

Gross profit in fiscal 2006 was $14.3 million, or 24.8% of sales, compared to a gross profit of $14.5 million, or 25.7% of sales in fiscal 2005. The change in gross profit percentage is primarily attributable to increased material cost in fiscal 2006. Material costs in the fourth quarter were approximately 7% over prior year levels. The Company's gross profit was also negatively impacted by the increased cost of providing medical insurance to its employees. Employee medical cost included in the cost of sales increased by approximately $0.2 million over the prior year. The Company's gross profit did benefit from an approximately $0.1 million decrease in worker's compensation and property insurance expense due to the improved safety performance of the Company. Cost of sales for the year ended June 30, 2005 does include approximately $0.7 million in cost incurred in connection with the withdrawal of Baralyme®, including related severance costs. Cost of sales for the year ended June 30, 2006 includes approximately $0.3 million in cost incurred in product development cost to pursue development of new carbon dioxide absorption product as a result of the agreement with Abbott Laboratories to cease production and distribution of Baralyme®. The Company invested $0.6 million in capital expenditures in fiscal 2004, $0.4 million in fiscal 2005, and $1.0 million in fiscal 2006 for manufacturing equipment and computer systems, which continue to decrease production costs and improve efficiencies for several product lines. The Company continues to control cost and actively pursue methods to reduce its cost.

Selling, General, and Administrative ("SG&A") expenses for fiscal 2006 were $12.1 million, an increase of $0.3 million over SG&A expenses of $11.8 million in fiscal 2005. Personnel cost, including salaries and benefits, were approximately $0.5 million higher in fiscal 2006 than in the prior year. This increase is due to scheduled increases in salaries and increases in medical cost, staffing has not been increased. This increase was partially offset by a decrease in insurance cost. Insurance costs are approximately $0.2 million lower than in the prior year as a result of lower negotiated insurance rates on product liability and commercial insurance.

Interest expense decreased by $0.1 million, or 100.0%, to zero in fiscal 2006 from $0.1 million in fiscal 2005. Interest expense has been reduced due to reductions in debt. During fiscal 2005, debt was reduced from $3.6 million to zero.

The Company had income of $2.2 million before taxes for fiscal 2006, compared to income of $2.4 million before taxes for fiscal 2005. The Company recorded an income tax provision of $0.5 million in fiscal 2006, compared to an income tax provision of $0.1 million in fiscal 2005.

In 2005, the Company realized a tax benefit of $1.1 million from the reversal of deferred tax asset valuation allowances related primarily to tax net operating loss carryforwards acquired in 1995 in conjunction with the acquisition of Bicore Monitoring Systems, Inc. The tax laws in 1995 placed restrictions on the use of these net operating loss carryforwards, making it unlikely that the Company would realize the net operating loss carryforwards to offset future taxes. A deferred tax asset and corresponding valuation allowance have not been previously disclosed. The tax laws were changed in 1999, making these net operating loss carryforwards available for utilization on a consolidated basis from that time forward. However, beginning in 1999, the Company was not profitable and could not realize the benefit of these net operating loss carryforwards. The Company reported losses in 1999, 2000, 2002, and 2003. Although the Company did have taxable income in 2001 and 2004, management concluded that this did not represent sufficient positive evidence that the underlying deferred tax assets were more likely than not realizable, based primarily on the significant amount of cumulative losses in prior years and uncertainty of future profitability. During the fourth quarter of 2005 the Company reviewed its performance during 2004 and 2005, as well as its projections for taxable income in 2006. Due to the Company's return to profitability, the Company reversed deferred tax asset valuation allowances of $1.1 million due to management's conclusion that it was more likely than not that we would realize the underlying deferred tax assets.

During the fourth quarter of 2006 the Company recorded a favorable tax adjustment of $0.3 million resulting from the favorable settlement of prior year state tax contingencies.

For further discussion of the Company's income tax calculation please refer to Note 5 of the "Notes to Consolidated Financial Statements" section included in this Form 10-K.

Net income in fiscal 2006 was $1.6 million or $0.21 per basic and $0.20 per diluted earnings per share, a decrease of $0.7 million from net income of $2.3 million, or $0.30 per basic and $0.29 per diluted earnings per share in fiscal 2005. In 2006, the weighted number of shares used in the calculation of basic earnings per share was 7,840,858 and the weighted number of shares used in the calculation of diluted earnings per share was 8,066,311. In 2005, the weighted number of shares used in the calculation of basic earnings per share was 7,821,943 and the weighted number of shares used in the calculation of diluted earnings per share was 8,080,890.

Financial Condition, Liquidity and Capital Resources

The following table sets forth selected information concerning Allied's financial condition at June 30:

Dollars in thousands	2007	2006	2005
Cash & cash equivalents	$ 3,639	$ 2,696	$ 318
Working Capital	$17,269	$14,644	$12,250
Total Debt	$ —	$ —	$ —
Current Ratio	3.50:1	3.03:1	2.97:1

The Company's working capital was $17.3 million at June 30, 2007 compared to $14.6 million at June 30, 2006. Cash and cash equivalents increased by $0.9 million. Inventory increased by $1.5 million as a result of an effort by the Company to increase inventory levels of key items to improve customer service levels. Other current assets increased $0.1 million and accrued liabilities decreased $0.3 million. During fiscal 2007, these increases in working capital were offset by a decrease in accounts receivable. Accounts receivable decreased to $7.3 million at June 30, 2007, down $0.1 million from $7.4 million at June 30, 2006. This decrease is due to a decrease in sales. Accounts receivable as measured in days sales outstanding ("DSO") decreased to 45 DSO down from 46 DSO in the prior year.

The Company's working capital was $14.6 million at June 30, 2006 compared to $12.2 million at June 30, 2005. Cash and cash equivalents increased by $2.4 million. Inventory increased by $0.7 million as a result of an effort by the Company to increase inventory levels of key items to improve customer service levels. Accounts receivable increased to $7.4 million at June 30, 2006, up $0.2 million from $7.2 million at June 30, 2005. This increase is due to an increase in sales. Accounts receivable as measured in days sales outstanding ("DSO") remained unchanged at 46 DSO. Other current assets increased $0.1 million and accrued liabilities decreased $0.1 million. During fiscal 2006, these increases in working capital were offset by an increase in Accounts payable of $1.1 million during fiscal 2006.

The net increase in cash for the fiscal year ended June 30, 2007 was $0.9 million. The net increase in cash for the fiscal year ended June 30, 2006 was $2.4 million. The net increase in cash for the fiscal year ended June 30, 2005 was $0.3 million. Net cash provided by operating activities was $1.5 million for fiscal 2007. Net cash provided by operating activities was $3.3 million and $4.3 million for fiscal 2006 and 2005, respectively.

Cash flows provided by operating activities for the fiscal year ended June 30, 2007 consisted of a net income of $1.6 million, supplemented by $1.2 million in non-cash charges to operations for amortization and depreciation. Changes in working capital and deferred tax accounts, primarily inventory, unfavorably impacted cash flow from operations by $1.4 million. Cash flow was used to make capital expenditures of $0.6 million.

Cash flows provided by operating activities for the fiscal year ended June 30, 2006 consisted of a net income of $1.6 million, supplemented by $1.1 million in non-cash charges to operations for amortization and depreciation. Changes in working capital and deferred tax accounts favorably impacted cash flow from operations by $0.6 million. Cash flow was used to make capital expenditures of $1.0 million.

Cash flows provided by operating activities for the fiscal year ended June 30, 2005 consisted of a net income of $2.3 million, supplemented by $1.2 million in non-cash charges to operations for amortization and depreciation. Changes in working capital and deferred tax accounts favorably impacted cash flow from operations by $0.8 million. Cash flow was used to reduce debt and capital lease obligations by $3.6 million and make capital expenditures of $0.4 million.

On April 24, 2002, the Company entered into a credit facility arrangement with LaSalle Bank National Association (the "Bank"). The credit facility was amended on September 26, 2002, September 26, 2003, August 25, 2004, and September 1, 2005.

The revolving credit facility provides for a borrowing base of 80% of eligible accounts receivable plus the lesser of 50% of eligible inventory or $7.0 million, subject to reserves as established by the Bank. The maximum borrowing under the revolving credit facility is $10 million. At June 30, 2007, $9.9 million was available under the revolving credit facility. The credit facility calls for a 0.25% commitment fee payable quarterly based on the average daily unused portion of the revolving credit facility. The revolving credit facility also provides for a commitment guaranty of up to $5.0 million for letters of credit and requires a per annum fee of 2.50% on outstanding letters of credit. At June 30, 2007 the Company has an outstanding letter of credit in the amount of $90,000 that expires March 31, 2008. Any outstanding letters of credit decreases the amount available for borrowing under the revolving credit facility. The weighted average interest rate on the revolving credit facility was 7.68% for the year ended June 30, 2006.

On September 1, 2005, the Bank and the Company agreed to an amendment of the credit facility. In conjunction with these amendments to the Company's credit facility, the Bank extended the maturity on the Company's revolving credit facility from April 24, 2007 to September 1, 2008. The entire credit facility continues to accrue interest at the Bank's prime rate. The prime rate was 8.25% on June 30, 2007. The interest rate on prime rate loans may increase from prime to prime plus 0.75% if the ratio of the Company's funded debt to EBITDA exceeds 2.5. The amended credit facility also provides the Company with a rate of LIBOR plus 1.75%, at the Company's option. The optional LIBOR rate may increase from LIBOR plus 1.75% to LIBOR plus 2.75% based on the Company's fixed charge coverage ratio. The 90-day LIBOR rate was 5.36% at June 30, 2007.

The credit facility requires lockbox arrangement, which provide for all receipts to be swept daily to reduce borrowings outstanding under the credit facility. This arrangement, combined with the existence of a Material Adverse Effect (MAE) clause in the credit facility, cause the revolving credit facility to be classified as a current liability, per guidance in the FASB's Emerging Issues Task Force Issue 95-22, "Balance Sheet Classification of

Borrowings Outstanding under Revolving Credit Agreements that Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement." However, the Company does not expect to repay, or be required to repay, within one year, the balance of the revolving credit facility classified as a current liability. The MAE clause, which is a typical requirement in commercial credit agreements, allows the lender to require the loan to become due if it determines there has been a material adverse effect on the Company's operations, business, properties, assets, liabilities, condition or prospects. The classification of the revolving credit facility as a current liability is a result only of the combination of the two aforementioned factors: the lockbox arrangement and the MAE clause. However, the revolving credit facility does not expire or have a maturity date within one year. Additionally, the Bank has not notified the Company of any indication of a MAE at June 30, 2007.

At June 30, 2007 the Company had no aggregate indebtedness, including capital lease obligations, short-term debt and long-term debt.

Under the terms of the credit facility, the Company is required to be in compliance with certain financial covenants pertaining to stockholders' equity, capital expenditures and net income. Additionally, the terms of the credit facility restrict the Company from the payment of dividends on any class of its stock. The Company was in compliance with all of the financial covenants associated with its credit facility at June 30, 2007.

On August 25, 2005, the Board of Directors authorized repurchases of shares of the Company's common stock pursuant to open market transactions in accordance with Rule 10b-18 under the Securities Exchange Act or in privately negotiated block transactions. The authorization permits repurchases from time to time until June 30, 2007 at the discretion of the Chairman of the Board or the President and Chief Executive Officer. The authorization permits up to $1.0 million to be applied to such repurchases. No specific number of shares are sought in connection with the authorization. The Company received the consent of the Bank for this authorized repurchase. As of June 30, 2007 no shares have been repurchased under this arrangement.

The following table summarizes the Company's contractual obligations at June 30, 2007:

	Payments Due By Period				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Long-Term Debt	—	—	—	—	—
Capital Lease Obligations	—	—	—	—	—
Operating Leases	$507,952	$190,583	$226,090	$91,279	—
Unconditional Purchase Obligations	—	—	—	—	—
Other Long-Term Obligations	—	—	—	—	—
Total Contractual Cash Obligations	$507,952	$190,583	$226,090	$91,279	$—

Capital expenditures, net of capital leases, were $0.6 million, $1.0 million and $0.4 million in fiscal 2007, 2006, and 2005, respectively. The Company believes that cash flows from operations and available borrowings under its credit facilities will be sufficient to finance fixed payments and planned capital expenditures of $1.5 million in 2008. Cash flows from operations may be negatively impacted by decreases in sales, market conditions, and adverse changes in working capital.

In the event that economic conditions were to severely worsen for a protracted period of time, we believe that our borrowing capacity under our credit facilities will provide sufficient financial flexibility. The Company would have options available to ensure liquidity in addition to increased borrowing. Capital expenditures, which are budgeted at $1.5 million for the fiscal year ended June 30, 2008, could be postponed. At June 30, 2007, the Company had no bank debt. Based on the Company's current level of debt, and performance, debt would bear interest at the Bank's prime rate. The Company's agreement with the Bank does include provisions for higher interest rates at higher debt levels and different levels of Company performance.

During 2006 and 2007, increases in raw material cost had a negative impact on the Company's earnings. These increases resulted in fourth quarter of 2006 material cost being 7.3% higher than in the prior year. This increase was led by a 77% jump in the price of copper. Copper is a major component of brass, which is used in many Allied products.

The Company makes its foreign sales in dollars and, accordingly, sales proceeds are not affected by exchange rate fluctuations, although the effect on its customers does impact the pace of incoming orders.

Seasonality and Quarterly Results

In past fiscal years, the Company has experienced moderate seasonal increases in net sales during its second and third fiscal quarters (October 1 through March 31) which in turn have affected net income. Such seasonal variations were likely attributable to an increase in hospital equipment purchases at the beginning of each calendar year (which coincides with many hospitals' fiscal years) and an increase in the severity of influenza during winter months.

The following table sets forth selected operating results for the eight quarters ended June 30, 2007. The information for each of these quarters is unaudited, but includes all normal recurring adjustments which the Company considers necessary for a fair presentation thereof. These operating results, however, are not necessarily indicative of results for any future period. Further, operating results may fluctuate as a result of the timing of orders, the Company's product and customer mix, the introduction of new products by the Company and its competitors, and overall trends in the health care industry and the economy. While these patterns have an impact on the Company's quarterly operations, the Company is unable to predict the extent of this impact in any particular period.

	Three months ended,							
	June 30, 2007	March 31, 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005
	Dollars in thousands, except per share data							
Net sales	$14,046	$13,704	$14,274	$14,477	$14,463	$14,757	$13,340	$14,986
Gross profit	3,984	3,452	3,517	3,520	3,301	3,404	3,573	3,975
Income from operations	1,219	448	425	329	383	412	541	805
Net income	869	278	293	202	629	236	317	466
Basic earnings per share	0.11	0.04	0.04	0.03	0.08	0.03	0.04	0.06
Diluted earnings per share	0.11	0.03	0.04	0.03	0.08	0.03	0.04	0.06

Earnings per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly amounts will not necessarily equal the total for the year.

Litigation and Contingencies

The Company becomes, from time to time, a party to personal injury litigation arising out of incidents involving the use of its products. The Company believes that any potential judgments resulting from such claims over its self-insured retention will be covered by the Company's product liability insurance.

Off Balance Sheet Arrangements

Allied does not have any off balance sheet arrangements.

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs." SFAS No. 151 requires the allocation of fixed production overhead costs be based on the normal capacity of the production facilities and unallocated overhead costs recognized as an expense in the period incurred. In addition, other items such as abnormal freight, handling costs and wasted materials require treatment as current period charges rather than a portion of the inventory cost. SFAS No. 151 is effective for inventory costs incurred during periods beginning after June 15, 2005. Adoption of SFAS No. 151 did not have a material impact on the Company's results of operations, financial position or cash flows.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." SFAS No. 123R requires measurement of all employee stock-based compensation awards using a fair value method and the recording of such expense in the consolidated financial statements. In addition, the adoption of SFAS No. 123R will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. The Company has adopted the modified prospective method beginning July 1,

2005. Share-based compensation expense included in the statement of operations for the fiscal years ended June 30, 2007 and 2006 was approximately $74,000 and $61,000 respectively. Unrecognized shared-based compensation cost related to unvested stock options for the fiscal years ended June 30, 2007 and 2006 amounts to approximately $160,000 and $124,000 respectively. The cost is expected to be recognized over the next five fiscal years.

In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 requires recognition of tax benefits that satisfy a greater than 50% probability threshold. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in the interim periods, disclosures, and transition. FIN No. 48 is effective for us beginning July 1, 2007. We are currently assessing the potential impact that adoption of FIN No. 48 will have on our financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for us beginning July 1, 2008. We are currently assessing the potential impact that adoption of SFAS No. 157 will have on our financial statements.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

At June 30, 2007, the Company did not have any debt outstanding. The revolving credit facility, capital expenditure and real estate loan bear an interest rate using the commercial bank's "floating reference rate" or LIBOR as the basis, as defined in the loan agreement, and therefore is subject to additional expense should there be an increase in market interest rates.

The Company had no holdings of derivative financial or commodity instruments at June 30, 2007. Allied Healthcare Products has international sales; however these sales are denominated in U.S. dollars, mitigating foreign exchange rate fluctuation risk.

Item 8. *Financial Statements and Supplementary Data*

The following described consolidated financial statements of Allied Healthcare Products, Inc. are included in response to this item:

Report of Independent Registered Public Accounting Firm.

Consolidated Statement of Operations for the fiscal years ended June 30, 2007, 2006 and 2005.

Consolidated Balance Sheet for the fiscal years ended June 30, 2007 and 2006.

Consolidated Statement of Changes in Stockholders' Equity for the fiscal years ended June 30, 2007, 2006 and 2005.

Consolidated Statement of Cash Flows for the fiscal years ended June 30, 2007, 2006 and 2005.

Notes to Consolidated Financial Statements.

Schedule of Valuation and Qualifying Accounts and Reserves for the years ended June 30, 2007, 2006 and 2005.

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Allied Healthcare Products, Inc.

We have audited the accompanying consolidated balance sheet of Allied Healthcare Products, Inc. and subsidiaries as of June 30, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 2007. In connection with our audit of the consolidated financial statements, we also have audited the related financial statement schedule of valuation and qualifying accounts and reserves for the years ended June 30, 2007, 2006 and 2005. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allied Healthcare Products, Inc. and subsidiaries as of June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule referred to above, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ RubinBrown LLP
St. Louis, Missouri
September 17, 2007

ALLIED HEALTHCARE PRODUCTS, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

	Year ended June 30,		
	2007	2006	2005
Net sales	$56,500,974	$57,545,589	$56,120,150
Cost of sales	42,028,125	43,292,746	41,669,290
Gross profit	14,472,849	14,252,843	14,450,860
Selling, general and administrative expenses	12,051,500	12,112,624	11,843,037
Income from operations	2,421,349	2,140,219	2,607,823
Other (income) expenses:			
Interest expense	—	—	123,076
Interest income	(110,790)	(52,988)	—
Other, net	(23,841)	37,758	42,604
	(134,631)	(15,230)	165,680
Income before provision for income taxes	2,555,980	2,155,449	2,442,143
Provision for income taxes	914,400	506,845	100,779
Net income	$ 1,641,580	$ 1,648,604	$ 2,341,364
Basic income per share:	$ 0.21	$ 0.21	$ 0.30
Diluted income per share:	$ 0.20	$ 0.20	$ 0.29
Weighted average shares outstanding — Basic	7,875,982	7,840,858	7,821,943
Weighted average shares outstanding — Diluted	8,085,375	8,066,311	8,080,890

See accompanying Notes to Consolidated Financial Statements.

ALLIED HEALTHCARE PRODUCTS, INC.

CONSOLIDATED BALANCE SHEET

	June 30, 2007	June 30, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,638,870	$ 2,696,324
Accounts receivable, net of allowances of $460,000 and $430,000, respectively	7,251,767	7,429,355
Inventories, net	12,999,472	11,491,305
Other current assets	275,254	224,853
Total current assets	24,165,363	21,841,837
Property, plant and equipment, net	10,677,000	11,252,934
Goodwill	15,979,830	15,979,830
Other assets, net	496,127	255,845
Total assets	$ 51,318,320	$ 49,330,446
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 3,040,313	$ 3,208,699
Other accrued liabilities	2,508,820	2,834,495
Deferred income taxes	882,001	689,942
Deferred revenue	465,000	465,000
Total current liabilities	6,896,134	7,198,136
Deferred revenue	1,937,500	1,472,500
Commitments and contingencies (Notes 4 and 9)		
Stockholders' equity:		
Preferred stock; $0.01 par value; 1,500,000 shares authorized; no shares issued and outstanding	—	—
Series A preferred stock; $0.01 par value; 200,000 shares authorized; no shares issued and outstanding	—	—
Common stock; $0.01 par value; 30,000,000 shares authorized; 10,187,069 shares issued at June 30, 2007 and 10,155,569 shares issued at June 30, 2006; 7,883,577 shares outstanding at June 30, 2007 and 7,852,077 shares outstanding June 30, 2006	101,871	101,556
Additional paid-in capital	47,441,163	47,258,182
Retained earnings	15,673,080	14,031,500
Less: treasury stock, at cost; 2,303,492 shares at June 30, 2007 and 2006	(20,731,428)	(20,731,428)
Total stockholders' equity	42,484,686	40,659,810
Total liabilities and stockholders' equity	$ 51,318,320	$ 49,330,446

See accompanying Notes to Consolidated Financial Statements.

ALLIED HEALTHCARE PRODUCTS, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance, July 1, 2004	$101,220	$47,041,493	$10,041,532	$(20,731,428)	$36,452,817
Issuance of common stock	111	67,650	—	—	67,761
Net income for the year ended June 30, 2005	—	—	2,341,364	—	2,341,364
Balance, June 30, 2005	101,331	47,109,143	12,382,896	(20,731,428)	38,861,942
Issuance of common stock	225	87,675	—	—	87,900
Stock based compensation	—	61,364	—	—	61,364
Net income for the year ended June 30, 2006	—	—	1,648,604	—	1,648,604
Balance, June 30, 2006	101,556	47,258,182	14,031,500	(20,731,428)	40,659,810
Issuance of common stock	315	109,199	—	—	109,514
Stock based compensation	—	73,782	—	—	73,782
Net income for the year ended June 30, 2007	—	—	1,641,580	—	1,641,580
Balance, June 30, 2007	$101,871	$47,441,163	$15,673,080	$(20,731,428)	$42,484,686

See accompanying Notes to Consolidated Financial Statements.

ALLIED HEALTHCARE PRODUCTS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended June 30,		
	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 1,641,580	$ 1,648,604	$ 2,341,364
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,230,775	1,060,241	1,152,891
Stock based compensation	73,782	61,364	67,761
Provision for doubtful accounts and sales returns and allowances	(376)	(61,945)	36,611
Deferred tax provision (benefit)	(53,467)	48,406	(188,493)
Loss (gain) on disposition of equipment	(307)	15,904	—
Changes in operating assets and liabilities:			
Accounts receivable	177,964	(151,611)	346,559
Inventories	(1,508,167)	(715,755)	319,621
Income tax receivable	—	—	130,548
Other current assets	(50,401)	(56,422)	(41,304)
Accounts payable	(168,386)	1,098,100	(1,014,994)
Deferred revenue	465,000	465,000	1,472,500
Other accrued liabilities	(325,675)	(106,268)	(265,840)
Net cash provided by operating activities	1,482,322	3,305,618	4,357,224
Cash flows from investing activities:			
Capital expenditures	(649,290)	(1,014,969)	(436,145)
Net cash used in investing activities	(649,290)	(1,014,969)	(436,145)
Cash flows from financing activities:			
Payment of long-term debt	—	—	(2,366,076)
Borrowings under revolving credit agreements		346,000	57,930,212
Payments under revolving credit agreements		(346,000)	(59,175,696)
Stock options exercised	81,090	64,125	—
Excess tax benefit from exercise of stock options	28,424	23,775	—
Net cash provided by (used in) financing activities	109,514	87,900	(3,611,560)
Net increase in cash and equivalents	942,546	2,378,549	309,519
Cash and cash equivalents at beginning of year	2,696,324	317,775	8,256
Cash and cash equivalents at end of year	$ 3,638,870	$ 2,696,324	$ 317,775
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ —	$ —	$ 131,394
Income taxes	$ 917,126	$ 575,943	$ 693,650

See accompanying Notes to Consolidated Financial Statements.

ALLIED HEALTHCARE PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

Allied Healthcare Products, Inc. (the "Company" or "Allied") is a manufacturer of respiratory products used in the health care industry in a wide range of hospital and alternate site settings, including post-acute care facilities, home health care and trauma care. The Company's product lines include respiratory care products, medical gas equipment and emergency medical products.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by Allied are described below.

Use of estimates

The policies utilized by the Company in the preparation of the consolidated financial statements conform to accounting principles generally accepted in the United States of America, and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and intercompany balances are eliminated.

Revenue recognition

Revenue is recognized for all sales, including sales to agents and distributors, at the time products are shipped and title has transferred, provided that a purchase order has been received or a contract executed, there are not uncertainties regarding customer acceptance, the sales price is fixed and determinable and collectibility is reasonably assured. Sales discounts, returns and allowances are included in net sales, and the provision for doubtful accounts is included in selling, general and administrative expenses. Additionally, it is the Company's practice to include revenues generated from freight billed to customers in net sales with corresponding freight expense included in cost of sales in the consolidated statement of operations.

The sales price is fixed by Allied's acceptance of the buyer's firm purchase order. The sales price is not contingent, or subject to additional discounts. Allied's standard shipment terms are "F.O.B. shipping point" as stated in Allied's Terms and Conditions of Sale. The customer is responsible for obtaining insurance for and bears the risk of loss for product in-transit. Additionally, sales to customers do not include the right to return merchandise without the prior consent of Allied. In those cases where returns are accepted, product must be current and restocking fees must be paid by the respective customer. A provision has been made for estimated sales returns and allowances. These estimates are based on historical analysis of credit memo data and returns.

Allied does not provide installation services for its products. Most products shipped are ready for immediate use by the customer. The Company's in-wall medical system components, central station pumps and compressors, and headwalls do require installation by the customer. These products are typically purchased by a third-party contractor who is ultimately responsible for installation services. Accordingly, the customer purchase order or contract does not require customer acceptance of the installation prior to completion of the sale transaction and revenue recognition. Allied's standard payment terms are net 30 days from the date of shipment, and payment is specifically not subject to customer inspection or acceptance, as stated in Allied's Terms and Conditions of Sale. The buyer becomes obligated to pay Allied at the time of shipment. Allied requires credit applications from its customers and performs credit reviews to determine the creditworthiness of new customers. Allied requires letters of credit, where warranted, for international transactions. Allied also protects its legal rights under mechanics lien laws when selling to contractors.

Allied does offer limited warranties on its products. The standard warranty period is one year; however, most claims occur within the first six months. The Company's cost of providing warranty service for its products for the years ended June 30, 2007, June 30, 2006, and June 30, 2005 was $118,967, $114,181, and $53,718, respectively. The related liability for warranty service amounted to $112,907 and $103,795 at June 30, 2007 and 2006, respectively.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

Foreign currency transactions

Allied has international sales which are denominated in U.S. dollars, the functional currency for these transactions.

Accounts receivable and concentrations of credit risk

Accounts receivable are recorded at the invoiced amount. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses based on past experience and an analysis of current amounts due, and historically such losses have been within management's expectations. The Company's customers can be grouped into three main categories: medical equipment distributors, construction contractors and health care institutions. At June 30, 2007 the Company believes that it has no significant concentration of credit risk.

Inventories

Inventories are stated at the lower of cost, determined using the last-in, first-out ("LIFO") method, or market. If the first-in, first-out method (which approximates replacement cost) had been used in determining cost, inventories would have been $2,376,958 and $2,145,227 higher at June 30, 2007 and 2006, respectively. Changes in the LIFO reserve are included in cost of sales. Cost of sales were reduced by $0, $0, and $136,255 in fiscal 2007, 2006, and 2005 respectively, as a result of LIFO liquidations. Costs in inventory include raw materials, direct labor and manufacturing overhead.

Inventory is recorded net of a reserve for obsolete and excess inventory which is determined based on an analysis of inventory items with no usage in the preceding year and for inventory items for which there is greater than two years' usage on hand. The reserve for obsolete and excess inventory was $1,099,864 and $1,168,395 at June 30, 2007 and 2006, respectively.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which range from 5 to 35 years. Properties held under capital leases are recorded at the present value of the non-cancelable lease payments over the term of the lease and are amortized over the shorter of the lease term or the estimated useful lives of the assets. Expenditures for repairs, maintenance and renewals are charged to income as incurred. Expenditures, which improve an asset or extend its estimated useful life, are capitalized. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Goodwill

At June 30, 2007 and 2006, the Company has goodwill of $15,979,830, resulting from the excess of the purchase price over the fair value of net assets acquired in business combinations. The Company does not amortize goodwill.

The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below its carrying value. The annual impairment test did not indicate a further impairment of goodwill at June 30, 2007, 2006, or 2005.

Allied operates as one reporting unit and prepares its annual goodwill impairment test in that manner. None of the Company's product lines constitute a business, as that term is defined in Emerging Issues Task Force (EITF) Issue 98-3. Most of its products are produced in one facility, and Allied does not produce separate financial statements for any part of its business. The goodwill impairment test is performed at June 30th of each year.

The results of these annual impairment reviews are highly dependent on management's projection of future results of the Company and there can be no assurance that at the time such future reviews are completed a material impairment charge will not be recorded.

Impairment of long-lived assets

The Company evaluates impairment of long-lived assets under the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under SFAS No. 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss will be recognized. No impairment losses of long-lived assets or identifiable intangibles were recorded by the Company for fiscal years ended June 30, 2007, 2006, and 2005.

Self-insurance

The Company maintains a self-insurance program for a portion of its health care costs. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and the estimated liability for claims incurred but not reported. As of June 30, 2007 and 2006, the Company had $325,000 and $540,000 respectively, of accrued liabilities related to health care claims. In order to establish the self-insurance reserves, the Company utilized actuarial estimates of expected claims based on analyses of historical data.

Fair value of financial instruments

The Company's financial instruments consist of cash, accounts receivable and accounts payable. The carrying amounts for cash, accounts receivable and accounts payable approximate their fair value due to the short maturity of these instruments.

Income taxes

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, the deferred tax provision is determined using the liability method, whereby deferred tax assets and liabilities are recognized based upon temporary differences between the financial statement and income tax bases of assets and liabilities using presently enacted tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Research and development costs

Research and development costs are expensed as incurred and are included in selling, general and administrative expenses. Research and development expenses for the years ended June 30, 2007, 2006 and 2005 were $844,890, $693,627 and $682,793 respectively.

Earnings per share

Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share are based on the sum of the weighted averaged number of shares of common stock and common stock equivalents outstanding during the year. The weighted average number of basic shares outstanding for the years ended June 30, 2007, 2006 and 2005 was 7,875,982, 7,840,858 and 7,821,943 shares, respectively. The weighted average number of diluted shares outstanding for the years ended June 30, 2007, 2006 and 2005 was 8,085,375, 8,066,311 and 8,080,890 shares, respectively. The dilutive effect of the Company's employee and director stock option plans are determined by use of the treasury stock method.

Employee stock-based compensation

On July 1, 2005 the company adopted the provisions of Financial Accounting Standards Board Statement No. 123R, "Share-Based Payment" (SFAS 123R), using the modified prospective transition method which does not require prior periods to be restated. Statement 123R sets accounting requirements for "share-based" compensation to employees, including employee stock purchase plans, and requires companies to recognize in the statement of operations the grant-date fair value of the stock options and other equity-based compensation.

The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The following table summarizes the weighted average assumptions utilized in the Black-Scholes option pricing model for options granted during the fiscal years ended June 30, 2007, 2006 and 2005.

	2007	2006	2005
Weighted-average fair value	$2.53	$3.48	$4.57
Weighted-average volatility	41%	51%	52%
Weighted-average expected life (in years)	6.2	10.0	10.0
Weighted-average risk-free interest rate	4.69%	4.45%	4.20%
Dividend yield	0%	0%	0%

Share-based compensation expense included in the statement of operations for the fiscal years ended June 30, 2007 and 2006 was approximately $74,000 and $61,000 respectively. Unrecognized shared-based compensation cost related to unvested stock options for the fiscal years ended June 30, 2007 and 2006 amounts to approximately $160,000 and $124,000 respectively. The cost is expected to be recognized over the next five fiscal years.

The following table summarizes stock option exercises for the fiscal years ended June 30, 2007, 2006 and 2005.

	2007	2006	2005
Stock options exercised	31,500	22,500	11,145
Total intrinsic value of stock options exercised	$78,210	$65,850	$67,761
Cash received from stock option exercises	$81,090	$64,125	—
Tax benefit from stock options exercised	$28,424	$23,775	$27,105

Prior to July 1, 2005, the Company accounted for employee stock options in accordance with Accounting Principles Board No. (APB) 25, "Accounting for Stock Issued to Employees". Under APB 25, the Company applies the intrinsic value method of accounting. The Company did not recognize compensation expense at the grant date for options granted because the Company grants options at a price equal to the market value at the time of grant.

The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation for periods presented prior to the Company's adoption of Statement 123R:

	Year Ended June 30 2005
Net income, as reported	$2,341,364
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	40,657
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards granted since July 1, 1995, net of related tax effects	(49,966)
Proforma net income	$2,332,055
Earnings per share:	
Basic -- as reported	$ 0.30
Basic -- pro forma	$ 0.30
Diluted — as reported	$ 0.29
Diluted — pro forma	$ 0.29

New accounting standards

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs." SFAS No. 151 requires the allocation of fixed production overhead costs be based on the normal capacity of the production facilities and unallocated overhead costs recognized as an expense in the period incurred. In addition, other items such as abnormal freight, handling costs and wasted materials require treatment as current period charges rather than a portion of the inventory cost. SFAS No. 151 is effective for inventory costs incurred during periods beginning after June 15, 2005. Adoption of SFAS No. 151 did not have a material impact on the Company's results of operations, financial position or cash flows.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." SFAS No. 123R requires measurement of all employee stock-based compensation awards using a fair value method and the recording of such expense in the consolidated financial statements. In addition, the adoption of SFAS No. 123R will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. The Company has adopted the modified prospective method beginning July 1, 2005. Share-based compensation cost recognized during the year ended June 30, 2007 and 2006 amounted to approximately $74,000 and $61,000 respectively. Based on stock options currently outstanding, the expected gross compensation cost will total approximately $160,000 over the next five fiscal years.

In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 requires recognition of tax benefits that satisfy a greater than 50% probability threshold. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in the interim periods, disclosures, and transition. FIN No. 48 is effective for us beginning July 1, 2007. We are currently assessing the potential impact that adoption of FIN No. 48 will have on our financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for us beginning July 1, 2008. We are currently assessing the potential impact that adoption of SFAS No. 157 will have on our financial statements.

3. Financing

On April 24, 2002, the Company entered into a credit facility arrangement with LaSalle Bank National Association (the "Bank"). The credit facility was amended on September 26, 2002, September 26, 2003, August 25, 2004, and September 1, 2005.

The revolving credit facility provides for a borrowing base of 80% of eligible accounts receivable plus the lesser of 50% of eligible inventory or $7.0 million, subject to reserves as established by the Bank. The maximum borrowing under the revolving credit facility is $10 million. At June 30, 2007, $9.9 million was available under the revolving credit facility. The credit facility calls for a 0.25% commitment fee payable quarterly based on the average daily unused portion of the revolving credit facility. The revolving credit facility also provides for a commitment guaranty of up to $5.0 million for letters of credit and requires a per annum fee of 2.50% on outstanding letters of credit. At June 30, 2007 the Company has an outstanding letter of credit in the amount of $90,000 which expires March 31, 2008. Any outstanding letters of credit decreases the amount available for borrowing under the revolving credit facility. The weighted average interest rate on the revolving credit facility was 7.68% for the year ended June 30, 2006.

On September 1, 2005, the Bank and the Company agreed to an amendment of the credit facility. In conjunction with these amendments to the Company's credit facility, the Bank extended the maturity on the Company's revolving credit facility from April 24, 2007 to September 1, 2008. The entire credit facility continues to accrue interest at the Bank's prime rate. The prime rate was 8.25% on June 30, 2007. The interest rate on prime rate loans may increase from prime to prime plus 0.75% if the ratio of the Company's funded debt to EBITDA exceeds 2.5. The amended credit facility also provides the Company with a rate of LIBOR plus 1.75%, at the Company's option. The optional LIBOR rate may increase from LIBOR plus 1.75% to LIBOR plus 2.75% based on the Company's fixed charge coverage ratio. The 90-day LIBOR rate was 5.36% at June 30, 2007.

The credit facility requires lockbox arrangement, which provide for all receipts to be swept daily to reduce borrowings outstanding under the credit facility. This arrangement, combined with the existence of a Material Adverse Effect (MAE) clause in the credit facility, cause the revolving credit facility to be classified as a current liability, per guidance in the FASB's Emerging Issues Task Force Issue 95-22, "Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement." However, the Company does not expect to repay, or be required to repay, within one year, the balance of the revolving credit facility classified as a current liability. The MAE clause, which is a typical requirement in commercial credit agreements, allows the lender to require the loan to become due if it determines there has been a material adverse effect on the Company's operations, business, properties, assets, liabilities, condition or prospects. The classification of the revolving credit facility as a current liability is a result only of the combination of the two aforementioned factors: the lockbox arrangement and the MAE clause. However, the revolving credit facility does not expire or have a maturity date within one year. Additionally, the Bank has not notified the Company of any indication of a MAE at June 30, 2007.

At June 30, 2007 the Company had no aggregate indebtedness, including capital lease obligations, short-term debt and long-term debt.

Under the terms of the credit facility, the Company is required to be in compliance with certain financial covenants pertaining to stockholders' equity, capital expenditures and net income. Additionally, the terms of the credit facility restrict the Company from the payment of dividends on any class of its stock. The Company was in compliance with all of the financial covenants associated with its credit facility at June 30, 2007.

4. Lease Commitments

The Company leases certain of its equipment under non-cancelable operating lease agreements. Minimum lease payments under operating leases at June 30, 2007 are as follows:

Fiscal Year	Operating Leases
2008	$190,583
2009	127,692
2010	98,398
2011	86,049
2012	5,230
Total minimum lease payments	$507,952

Rental expense incurred on operating leases in fiscal 2007, 2006, and 2005 totaled $295,446, $305,734 and $378,820 respectively.

5. Income Taxes

The provision for income taxes consists of the following:

	2007	2006	2005
Current:			
Federal	$794,900	$ 695,218	$ 234,863
State	172,967	(236,779)	54,409
Total current	967,867	458,439	289,272
Deferred:			
Federal	(45,016)	62,346	(373,900)
State	(8,451)	(13,940)	185,407
Total deferred	(53,467)	48,406	(188,493)
	$914,400	$ 506,845	$ 100,779

In 2006, the Company realized a tax benefit of $0.3 million from the favorable settlement of state tax contingencies.

In 2005, the Company realized a tax benefit of $1.1 million from the reversal of deferred tax asset valuation allowances related primarily to tax net operating loss carryforwards acquired in 1995 in conjunction with the acquisition of Bicore Monitoring Systems, Inc. The tax laws in 1995 placed restrictions on the use of these net operating loss carryforwards, making it unlikely that the Company would realize the net operating loss carryforwards to offset future taxes. A deferred tax asset and corresponding valuation allowance have not been previously disclosed. The tax laws were changed in 1999, making these net operating loss carryforwards available for utilization on a consolidated basis from that time forward. However, beginning in 1999, the Company was not profitable and could not realize the benefit of these net operating loss carryforwards. The Company reported losses in 1999, 2000, 2002, and 2003. Although the Company did have taxable income in 2001 and 2004, management concluded that this did not represent sufficient positive evidence that the underlying deferred tax assets were more likely than not realizable, based primarily on the significant amount of cumulative losses in prior years and uncertainty of future profitability.

During the fourth quarter of 2005 the Company reviewed its performance during 2004 and 2005, as well as its projections for taxable income in 2006. Due to the Company's return to profitability, the Company reversed deferred tax asset valuation allowances of $1.1 million due to management's conclusion that it was more likely than not that the Company would realize the underlying deferred tax assets.

A reconciliation of income taxes, with the amounts computed at the statutory federal rate is as follows:

	2007	2006	2005
Computed tax at federal statutory rate	$869,033	$ 732,853	$ 830,329
State income taxes, net of federal tax benefit	108,581	89,671	307,987
Favorable settlement of state tax contingencies	—	(351,434)	—
Change in valuation allowance	—	—	(1,061,956)
Other, net	(63,214)	35,755	24,419
Total	$914,400	$ 506,845	$ 100,779

The deferred tax assets and deferred tax liabilities recorded on the balance sheet as of June 30, 2007 and 2006 are as follows:

	2007		2006	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Current:				
Bad debts	$ 60,000	$ —	$ 60,000	$ —
Prepaid expenses	—	28,364	—	30,000
Deferred revenue	186,000	—	186,000	—
Accrued liabilities	396,589	—	532,195	—
Inventory	—	1,496,226	—	1,438,137
	642,589	1,524,590	778,195	1,468,137
Non Current:				
Depreciation	—	461,924	—	491,546
Other property basis	—	29,305	—	44,852
Intangible assets	30,790	—	45,197	—
Deferred revenue	775,000	—	589,000	—
Accrued pension liability	76,062	—	71,078	—
Stock options	48,634	—	21,981	—
Other	4,176	—	7,049	—
	934,662	491,229	734,305	536,398
Valuation Allowance	—	—	—	—
Total deferred taxes	$1,577,251	$2,015,819	$1,512,500	$2,004,535

The net long term deferred tax asset of $443,433 and $197,907 is included in other assets in the June 30, 2007 and 2006 consolidated balance sheet, respectively.

The Internal Revenue Service is currently conducting audits of our consolidated federal income tax returns for the years ending June 30, 2006 and 2005.

6. Retirement Plan

The Company offers a retirement savings plan under Section 401(k) of the Internal Revenue Code to certain eligible salaried employees. Each employee may elect to enter a written salary deferral agreement under which a portion of such employee's pre-tax earnings may be contributed to the plan.

During the fiscal years ended June 30, 2007, 2006 and 2005, the Company made contributions of $255,377, $251,802 and $239,474 respectively.

7. Stockholders' Equity

The Company has established a 1991 Employee Non-Qualified Stock Option Plan, a 1994 Employee Stock Option Plan, and a 1999 Incentive Stock Plan (collectively the "Employee Plans"). The Employee Plans provide for the granting of options to the Company's executive officers and key employees to purchase shares of common stock at prices equal to the fair market value of the stock on the date of grant. Options to purchase up to 1,800,000 shares of common stock may be granted under the Employee Plans. Options generally become exercisable ratably over a four year period or one-fourth of the shares covered thereby on each anniversary of the date of grant, commencing on the first or second anniversary of the date granted. The right to exercise the options expires in ten years from the date of grant, or earlier if an option holder ceases to be employed by the Company.

In addition, the Company has established a 1995 Directors Non-Qualified Stock Option Plan and a 2005 Directors Non-Qualified Stock Option Plan (collectively the "Directors Plans"). The Directors Plans provide for the granting of options to the Company's directors who are not employees of the Company to purchase shares of common stock at prices equal to the fair market value of the stock on the date of grant. Options to purchase up to 225,000 shares of common stock may be granted under the Directors Plans. Options shall become exercisable with respect to one-fourth of the shares covered thereby on each anniversary of the date of grant, commencing on the second anniversary of the date granted, except for certain options which become exercisable with respect to all of the shares covered thereby one year after the grant date. The right to exercise the options expires in ten years from the date of grant, or earlier if an option holder ceases to be a director of the Company.

A summary of stock option transactions in 2005, 2006 and 2007, respectively, pursuant to the Employee Plans and the Directors Plans is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
June 30, 2004	763,250	$2.70		
Options Granted	6,500	$6.84		
Options Exercised	(11,145)	$1.92		
Options Forfeited or Expired	(16,855)	$7.35		
June 30, 2005	741,750	$2.64	4.6	$1,844,192
June 30, 2005	741,750	$2.64		
Options Granted	35,000	$5.19		
Options Exercised	(22,500)	$2.85		
Options Forfeited or Expired	(12,500)	$8.09		
June 30, 2006	741,750	$2.66	3.8	$2,392,005
June 30, 2006	741,750	$2.66		
Options Granted	51,500	$5.26		
Options Exercised	(31,500)	$2.57		
Options Forfeited or Expired	(29,000)	$5.77		
June 30, 2007	732,750	$2.72	3.2	$2,886,479
Exercisable at June 30, 2007	655,500	$2.43	2.5	$2,774,554

The following table provides additional information for options outstanding and exercisable at June 30, 2007:

Options Outstanding

Range of Exercise Prices	Number	Weighted Average Remaining Life	Weighted Average Exercise Price
$1.88	1,750	1.8 years	$1.88
2.00	542,000	2.2 years	$2.00
2.01-6.99	167,500	6.7 years	$4.48
7.00-7.99	21,500	0.2 years	$7.35
$1.88-7.99	732,750	3.2 years	$2.72

Options Exercisable

Range of Exercise Prices	Number	Weighted Average Exercise Price
$1.88	1,750	$1.88
2.00	542,000	$2.00
2.01-6.99	90,250	$3.86
7.00-7.99	21,500	$7.35
$1.88-7.99	655,500	$2.43

See Note 2 for discussion of accounting for stock awards, and related fair value and pro forma income disclosures.

On August 25, 2005, the Board of Directors authorized repurchases of shares of the Company's common stock pursuant to open market transactions in accordance with Rule 10b-18 under the Securities Exchange Act or in privately negotiated block transactions. The authorization permits repurchases from time to time until June 30, 2007 at the discretion of the Chairman of the Board or the President and Chief Executive Officer. The authorization permits up to $1.0 million to be applied to such repurchases. No specific number of shares are sought in connection with the authorization. The Company received the consent of the Bank for this authorized repurchase. As of June 30, 2007 no shares have been repurchased under this arrangement.

8. Supplemental Balance Sheet Information

	June 30, 2007	June 30, 2006
Inventories		
Work in progress	$ 742,890	$ 715,643
Component parts	8,544,226	8,820,622
Finished goods	4,812,220	3,123,435
Reserve for obsolete and excess inventory	(1,099,864)	(1,168,395)
	$12,999,472	$11,491,305

	Estimated Useful Life (years)	2007	2006
Property, plant and equipment			
Machinery and equipment	5-10	$ 8,800,972	$ 8,208,972
Buildings	28-35	12,116,193	12,067,044
Land and land improvements	5-7	934,216	934,216
Total property, plant and equipment at cost		21,851,381	21,210,232
Less accumulated depreciation and amortization		(11,174,381)	(9,957,298)
		$ 10,677,000	$11,252,934
Other accrued liabilities			
Accrued compensation expense		$ 1,446,247	$ 1,697,012
Accrued income tax		185,651	148,739
Customer deposits		595,223	589,708
Other		281,699	399,036
		$ 2,508,820	$ 2,834,495

9. Commitments and Contingencies

Legal Claims

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. The Company intends to continue to conduct business in such a manner as to avert any FDA action seeking to interrupt or suspend manufacturing or require any recall or modification of products.

The Company has recognized the costs and associated liabilities only for those investigations, claims and legal proceedings for which, in its view, it is probable that liabilities have been incurred and the related amounts are estimable. Based upon information currently available, management believes that existing accrued liabilities are sufficient and that it is not reasonably possible at this time that any additional liabilities will result from the resolution of these matters that would have a material adverse effect on the Company's consolidated results of operations, financial position, or cash flows.

Employment Contract

In March 2007, the Company entered into an employment contract with its chief executive officer. The contract is initially for a three-year term, after which point it is subject to annual renewals. The contract includes termination without cause and change of control provisions, under which the employee is entitled to receive specified severance payments generally equal to two times ending annual salary if terminated without cause or within thirty days after a change in control.

10. Segment Information

The Company operates in one segment consisting of the manufacturing, marketing and distribution of a variety of respiratory products used in the health care industry to hospitals, hospital equipment dealers, hospital construction contractors, home health care dealers and emergency medical product dealers. The Company's product lines include respiratory care products, medical gas equipment and emergency medical products. The Company does not have any one single customer that represents more than 10 percent of total sales. Sales by region, and by product, are as follows:

	Sales by Region		
	2007	2006	2005
Domestic United States	$46,265,621	$47,011,877	$46,442,420
Europe	1,404,099	1,206,546	1,650,366
Canada	1,271,561	1,169,090	1,268,172
Latin America	4,420,697	4,378,910	3,543,842
Middle East	1,016,756	730,094	546,320
Far East	2,011,521	2,481,858	2,008,227
Other International	110,719	567,214	660,803
	$56,500,974	$57,545,589	$56,120,150

	Sales by Product		
	2007	2006	2005
Respiratory care products	$13,899,027	$14,241,999	$15,453,507
Medical gas equipment	32,774,962	33,141,636	31,301,769
Emergency medical products	9,826,985	10,161,954	9,364,874
	$56,500,974	$57,545,589	$56,120,150

11. Quarterly Financial Data (unaudited)

Summarized quarterly financial data for fiscal 2007 and 2006 appears below (all amounts in thousands):

	Three Months Ended,							
	June 30, 2007	March 31, 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005
Net sales	$14,046	$13,704	$14,274	$14,477	$14,463	$14,757	$13,340	$14,986
Gross profit	3,984	3,452	3,517	3,520	3,301	3,404	3,573	3,975
Income from operations	1,219	448	425	329	383	412	541	805
Net income	869	278	293	202	629	236	317	466
Basic earnings per share	0.11	0.04	0.04	0.03	0.08	0.03	0.04	0.06
Diluted earnings per share	0.11	0.03	0.04	0.03	0.08	0.03	0.04	0.06

Earnings per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly amounts will not necessarily equal the total for the year.

12. Baralyme® Agreement

On August 27, 2004, Allied entered into an agreement with Abbott Laboratories ("Abbott") pursuant to which Allied agreed to cease production of its product Baralyme®, and to affect the withdrawal of Baralyme® product held by distributors. The agreement permits Allied to pursue the development of a new carbon dioxide absorbent product. Baralyme®, a carbon dioxide absorbent product, has been used safely and effectively in connection with inhalation anesthetics since its introduction in the 1920s. In recent years, the number of inhalation anesthetics has increased, giving rise to concerns regarding the use of Baralyme® in conjunction with these newer inhalation anesthetics if Baralyme® has been allowed, contrary to recommended practice, to become desiccated. The agreement also provides that, for a period of eight years, Allied will not manufacture, distribute, promote, market, sell, commercialize or donate any Baralyme® product or similar product based upon potassium hydroxide and will not develop or license any new carbon dioxide absorbent product containing potassium hydroxide.

In consideration of the foregoing, Abbott agreed to pay Allied an aggregate of $5,250,000 of which $1,530,000 which was paid on September 30, 2004, and the remainder payable in four equal annual installments of $930,000 due on July 1, 2005 through July 1, 2008. Allied has agreed with Abbott that in the event that it receives approval from the U.S. Food & Drug Administration for the commercial sale of a new carbon dioxide absorbent product not based upon potassium hydroxide prior to January 1, 2008, that Abbott will be relieved of any obligation to fund the $930,000 installment due July 1, 2008.

The initial payment of $1,530,000 from Abbott was received on September 30, 2004. The agreement required Abbott to pay Allied $600,000 for reimbursement of Allied's cost incurred in connection with withdrawal of Baralyme® from the market, the disposal of such product, and severance payments payable as a result of such withdrawal. This payment by Abbott of $600,000 has been included in net sales during the year ended June 30, 2005, in accordance with the FASB's EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." The Company is the primary obligor in the arrangement. It has sole authority to determine the method of withdrawal of Baralyme® and discretion in such matters as employee layoffs, disposal methods, and customer communications regarding the sale of replacement products. The costs of executing the withdrawal are the sole responsibility of the Company.

The remaining payments to be received from Abbott, including the $3,720,000 received to date, are being recognized into income, as net sales, over the eight-year term of the agreement. Allied has no further obligations under this agreement which would require the Company to repay these amounts or otherwise impact this accounting treatment. During the year ended June 30, 2007 $465,000 was recognized into income as net sales.

A reconciliation of deferred revenue resulting from the agreement with Abbott, with the amounts received under the agreement, and amounts recognized as net sales is as follows:

	Twelve Months Ended June 30,	
	2007	2006
Beginning balance	$1,937,500	$1,472,500
Payment Received from Abbott Laboratories	930,000	930,000
Revenue recognized as net sales	(465,000)	(465,000)
	2,402,500	1,937,500
Less — Current portion of deferred revenue	(465,000)	(465,000)
	$1,937,500	$1,472,500

As a result of the agreement with Abbott, Allied has suspended manufacturing operations at its Stuyvesant Falls, New York facility. Costs associated with the withdrawal and suspension of operations at that location, including severance and benefit payments due union employees, have been and will be recorded in accordance with SFAS 146, "Accounting for the Costs Associated with Exit or Disposal Activities".

On September 9, 2004 Allied entered into a Closedown Agreement with the International Chemical Union representing the employees at the Stuyvesant Falls, New York facility. The Company had advised the Union that the plant will be closed and all bargaining unit employees related to such operation would be permanently laid off, no later than October 15, 2004. The collective bargaining agreement expired and was terminated as of the closing date. The Company paid severance to those 12 bargaining unit employees on the active payroll as of August 27, 2004.

During the first quarter of fiscal 2005, the Company recorded a charge to cost of sales of $600,000. This charge included $216,000 for severance payments and fringe benefits for the 12 bargaining unit employees. The charge included $200,000 for the value of Baralyme® inventory in stock and the time of the withdrawal, and associated disposal cost. The charge also included $184,000 for replacement of Baralyme® inventory which was returned by our customers as a result of the withdrawal. The Company has replaced Baralyme® returned by its customers with Carbolime®, a carbon dioxide absorption product which continues to be offered for sale by Allied.

During the second quarter of fiscal 2005, the Company recorded an adjustment of $127,912 to reflect an increase in the estimated product withdrawal cost and disposal cost, as more inventory was returned by customers than originally estimated.

During the fourth quarter of fiscal 2005, the Company recorded an adjustment of $1,444 to reflect an increase in the estimated product withdrawal cost and disposal cost, as disposal costs were more than originally estimated. Management does not expect further cash expenditures to be paid.

The following table reflects the activities related to the withdrawal of Baralyme® and subsequent suspension of operations at the Stuyvesant Falls, New York facility, and the accrued liabilities in the consolidated balance sheets at June 30, 2005. Changes to previous estimates have been reflected as "Provision adjustments" on the table below in the period the changes in estimates were made.

	Inventory to be disposed Of	Severance Pay and Benefits	Product Withdrawal	Total
Provision	$ 200,000	$216,000	$ 184,000	$ 600,000
Cash Expenditures	$(149,677)	$(85,431)	$(119,798)	$(354,906)
Balance at Sepember 30, 2004	$ 50,323	$130,569	$ 64,202	$ 245,094
Cash Expenditures	$ (66,079)	$(87,171)	$(128,479)	$(281,729)
Provision Adjustments	$ 55,756	$ (2,852)	$ 75,008	$ 127,912
Balance at December 31, 2004	$ 40,000	$ 40,546	$ 10,731	$ 91,277
Cash Expenditures	$ (35,732)	$(15,205)	$ (10,731)	$ (61,668)
Provision Adjustments	—	—	—	—
Balance at March 31, 2005	$ 4,268	$ 25,341	$ 0	$ 29,609
Cash Expenditures	$ (5,712)	$(25,341)	$ 0	$ (31,053)
Provision Adjustments	$ 1,444	—	—	$ 1,444
Balance at June 30, 2005	$ 0	$ 0	$ 0	$ 0

In addition to the provisions of the agreement relating to the withdrawal of the Baralyme® product, Abbott has agreed to pay Allied up to $2,150,000 in product development costs to pursue development of a new carbon dioxide absorption product for use in connection with inhalation anesthetics that does not contain potassium hydroxide and does not produce a significant exothermic reaction with currently available inhalation agents. As of June 30, 2007, $720,000 has been received, and $134,000 is receivable, as a result of product development activities.

In 2004, Allied's sales of Baralyme® were approximately $2.0 million and contributed approximately $0.6 million in pre-tax earnings and cash flow from operations. The majority of the $5,250,000 Allied is to receive from Abbott will be recognized into income over the eight-year term of the agreement. Management believes the net cash flow expected to be realized by Allied under the agreement with Abbott is projected to be substantially equivalent to the net cash flow Allied would have expected to realize from continued manufacture and sales of Baralyme® during the initial five years of the period.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Item 9A. ***Controls and Procedures***

(a) Evaluation of Disclosure Controls and Procedures.

As required by Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934, as of the end of the period covered by this report and under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures are effective in ensuring that material information relating to the Company, including its consolidated subsidiaries, is made known to the certifying officers by others within the Company and its consolidated subsidiaries during the period covered by this report.

(b) Changes in Internal Controls.

There were no changes in the Company's internal controls for financial reporting or other factors during the fourth quarter of the most recent fiscal year that could significantly affect such internal controls. However, the Company has been engaged in the process of further reviewing and documenting its disclosure controls and procedures, including its internal accounting controls. The company may from time to time make changes aimed at enhancing the effectiveness of its disclosure controls and procedures, including its internal controls, to ensure that the Company's systems evolve with its business.

Item 9B. ***Other Information***

None

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

A list of our executive officers and biographical information appears in Part I, Item 1 of this report. A definitive proxy statement is expected to be filed with the Securities and Exchange Commission on or about October 8, 2007. The information required by this item is set forth under the caption "Election of Directors", under the caption "Executive Officers", and under the caption Section 16(a) Beneficial Ownership Reporting Compliance in the definitive proxy statement, which information is incorporated herein by reference thereto.

The Company has adopted a Code of Ethics and Conduct Guidelines that is applicable to all employees of the Company, including the principal executive officer, the principal financial officer and the principal accounting officer and controller, as well as the members of the Board of Directors. The Code of Ethics and Conduct Guidelines is available on the Company's website at www.alliedhpi.com. A copy may also be obtained from the Corporate Secretary at Allied Healthcare Products, Inc., 1720 Sublette Avenue, St. Louis, Missouri 63110. The Company intends to post any amendments to or waivers from its Code of Ethics and Conduct Guidelines (to the extent applicable to the Company's chief executive officer, principal financial officer, principal accounting officer and controller or any other officer or director) at this location on its website.

Item 11. ***Executive Compensation***

The information required by this item is set forth under the caption "Executive Compensation" in the definitive proxy statement, which information is incorporated herein by reference thereto.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management***

The information required by this item is set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the definitive proxy statement, which information is incorporated herein by reference thereto.

Item 13. ***Certain Relationships and Related Transactions***

None

Item 14. ***Principal Accountant Fees and Services***

The information by this item will appear in the section entitled "Audit Fees" included in the Company's definitive Proxy Statement to be filed on or about October 8, 2007, relating to the 2007 Annual Meeting of Shareowners and such information is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedule.***

1. Financial Statements

The following consolidated financial statements of the Company and its subsidiaries are included in response to Item 8:

Consolidated Statement of Operations for the years ended June 30, 2007, 2006, and 2005

Consolidated Balance Sheet at June 30, 2007 and 2006

Consolidated Statement of Changes in Stockholders' Equity for the years ended June 30, 2007, 2006 and 2005

Consolidated Statement of Cash Flows for the years ended June 30, 2007, 2006 and 2005

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

2. Financial Statement Schedule

Valuation and Qualifying Accounts and Reserves for the Years Ended June 30, 2007, 2006 and 2005

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. Exhibits

The exhibits listed on the accompanying Index to Exhibits are filed as part of this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED HEALTHCARE PRODUCTS, INC.

By:

/s/ EARL R. REFSLAND

Earl R. Refsland
President and Chief Executive Officer

/s/ DANIEL C. DUNN

Daniel C. Dunn
Vice President, Chief Financial Officer, and Secretary

Dated: September 28, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on September 28, 2007.

Signatures	Title
* John D. Weil	Chairman of the Board
* Earl R. Refsland	President, Chief Executive Officer and Director (principal Executive Officer)
* William A. Peck	Director
* Joseph Root	Director
* Judy Graves.	Director

*By: /s/ EARL R. REFSLAND
Earl R. Refsland
Attorney-in-Fact

* Such signature has been affixed pursuant to the following Power of Attorney.

ALLIED HEALTHCARE PRODUCTS, INC.

RULE 12-09 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E
Description	Balance at Beginning of period	Charged to costs and expenses	Charged to other accounts — describe	Deductions — describe	Balance at end of period
For the Year Ended June 30, 2007					
Accounts Receivable Allowances ...	$ (430,000)	$ 376		$ (30,376)	$ (460,000)
Inventory Allowance For Obsolescence And Excess Quantities ...	$(1,168,395)	$(125,000)	$ (12,160)(3)	$ 205,691(2)	$(1,099,864)
Deferred Tax Asset Valuation Allowance ...	—				—
For the Year Ended June 30, 2006					
Accounts Receivable Allowances ...	$ (565,000)	$ 61,945		$ 73,055(1)	$ (430,000)
Inventory Allowance For Obsolescence And Excess Quantities ...	$(1,253,853)		$(122,889)(3)	$ 208,347(2)	$(1,168,395)
Deferred Tax Asset Valuation Allowance ...	—				—
For the Year Ended June 30, 2005					
Accounts Receivable Allowances ...	$ (585,000)	$ (36,611)		$ 56,611(1)	$ (565,000)
Inventory Allowance For Obsolescence And Excess Quantities ...	$(1,742,490)		$ (52,486)(3)	$ 541,123(2)	$(1,253,853)
Deferred Tax Asset Valuation Allowance ...	$(1,061,956)			$1,061,956(4)	—

(1) Decrease due to bad debt write-offs and recoveries.

(2) Decrease due to disposal of obsolete inventory.

(3) Increase due to inventory revaluation. The other account charged as a result of this revaluation was inventory before reserves. This did not result in a change to our net inventory or net income.

(4) See Note 5 to the consolidated financial statements.

END